Exhibit 2.1

ANACONDA MINING INC.

Annual Information Form

For the seven-months ended December 31, 2017

March 5, 2018

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ABOUT THIS ANNUAL INFORMATION FORM

In this annual information form (“Annual Information Form” or “AIF”), references to the “Company”, “Anaconda” or “Anaconda Mining”, mean Anaconda Mining Inc. and its subsidiaries, unless the context otherwise requires or indicates.  The information in this document is presented as at December 31, 2017, unless otherwise indicated.

All references to dollar amounts and to “$” or “dollar” in this document are to Canadian dollars, unless otherwise indicated.

CAUTIONARY STATEMENTS

Forward-Looking Information

This AIF contains “forward-looking information” under applicable Canadian securities legislation. Forward-looking information is characterized by words such as “plan”, “expect”, “budget”, “target”, “schedule”, “estimate”, “forecast”, “project”, “intend”, “believe”, “anticipate” and other similar words or statements that certain events or conditions “may”, “could”, “would”, “might”, or “will” occur or be achieved. Forward-looking information includes, but is not limited to, information with respect to: the Company’s expected production from, and further potential of, the Company’s properties; the Company’s ability to raise additional funds; the future price of minerals, particularly gold; the estimation of Mineral Reserves and Mineral Resources; conclusions of economic evaluations; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; mining or processing issues; currency exchange rates; government regulation of mining operations; and environmental risks. Estimates regarding the anticipated timing, amount and cost of exploration and development activities are based on assumptions underlying mineral reserve and mineral resource estimates and the realization of such estimates. Capital and operating cost estimates are based on extensive research of the Company, purchase orders placed by the Company to date, recent estimates of construction and mining costs and other factors.

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include: the requirement for additional funding for development and exploration; the fluctuating price of gold; success of exploration, development and operations activities; health, safety and environmental risks and hazards; uncertainty in the estimation of Mineral Reserves and Mineral Resources; replacement of depleted Mineral Reserves; the potential of production and cost overruns; obligations as a public company; risks relating to government regulation and taxation; volatility in the market price of the Company’s securities; risks relating to title and First Nations; risks relating to the construction and development of new mines; the availability of adequate infrastructure; limitations on insurance coverage; the prevalence of competition within the mining industry; currency exchange rates (such as the Canadian dollar versus the United States dollar); risks relating to potential litigation; risks relating to the dependence of the Company on outside parties and key management personnel; as well as those risk factors discussed or referred to herein and in the Company’s annual management’s discussion and analysis as at and for the fiscal year ended December 31, 2017 and May 31, 2017, available under the Company’s SEDAR profile at www.sedar.com.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The Company disclaims any obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented to assist investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources

This Annual Information Form uses the terms “measured”, “indicated” and “inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in limited circumstances. United States investors are cautioned not to assume that all or any part of measured or indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

CORPORATE STRUCTURE

Anaconda Mining Inc. was incorporated in the Province of British Columbia under the Business Corporations Act (British Columbia) on April 12, 1994 under the name Mina Resources Inc. On April 28, 1997, the Company changed its name to Anaconda Uranium Corp. On July 22, 2002, the Company continued into the province of Ontario under the Business Corporations Act (Ontario) (the “OBCA”), changed its name to Anaconda Gold Corp. and increased its authorized capital to an unlimited number of common shares. On April 17, 2007, the Company changed its name to Anaconda Mining Inc. and consolidated the issued and outstanding common shares in the capital of the Company on the basis of one common share for two common shares then outstanding.

On May 19, 2017, Anaconda completed an acquisition of all the issued and outstanding common shares of Orex Exploration Inc. (“Orex”) by way of a court-approved Plan of Arrangement (the “Arrangement”).  As a result of the Arrangement, the Company acquired the 100%-owned high-grade Goldboro Gold Project in Nova Scotia, Canada.  The Company has commenced the process towards the development the Goldboro Gold Project, and has released a positive preliminary economic assessment on the project (see below).

On January 18, 2018, the Company completed a consolidation of its share capital on the basis of four (4) existing common shares for one (1) new common share. The number, exchange basis or exercise price of all stock options and warrants were also adjusted accordingly.

Anaconda’s common shares trade on the Toronto Stock Exchange (“TSX”) under the symbol “ANX”.  Anaconda’s head and registered office is located at 150 York Street, Suite 410, Toronto, Ontario, Canada M5H 3S5.

The following chart illustrates the structure of the Company as at March 5, 2018. The chart shows the jurisdiction of incorporation of each subsidiary and the percentage of votes attaching to all voting securities beneficially owned, controlled or directed (directly or indirectly), by the Company.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Anaconda Mining is a TSX-listed gold mining, development and exploration company, focused in the prospective Atlantic Canadian provinces of Nova Scotia and Newfoundland and Labrador.  The Company’s principal business is the acquisition, development, and exploration of mineral properties.

The Company has operated the Point Rousse Project located in the Baie Verte Mining District in Newfoundland, Canada, for over seven years. The Point Rousse Project comprises the Pine Cove open pit mine, the fully-permitted Pine Cove Mill and tailings facility, the Stog’er Tight and Argyle deposits, and approximately 5,800 hectares of prospective property. Anaconda is also developing the Goldboro Project in Nova Scotia, a high-grade Mineral Resource, with the potential to leverage existing infrastructure at the Company’s Point Rousse Project.

Further information about Anaconda Mining can be found in the Company’s regulatory filings available on SEDAR at www.sedar.com and on the Company’s website at www.anacondamining.com.

Change in Year-End

In 2017, the Company changed its fiscal year-end to December 31, from its previous fiscal year-end of May 31. Consequently, the Company reported audited financial results for the seven-month transition period from June 1, 2017 to December 31, 2017.  Going forward, the Company will revert to a customary quarterly reporting calendar based on a December 31 financial year-end, with fiscal quarters ending on the last day in March, June, September, and December each year.

Three-Year History

The general development of the Company for the last three years is described below. The Company’s history prior to the year ended May 31, 2016 is available on the Company’s website and under the Company’s profile on SEDAR at www.sedar.com.

Recent Developments

•                       On March 2, 2018, the Company filed the Goldboro Gold Project Preliminary Economic Assessment Report (as defined below under the Summary of Mineral Reserves and Mineral Resource Estimates).

•                       On February 26, 2018, the Company filed the Point Rousse Technical Report (as defined below under the Summary of Mineral Reserves and Mineral Resource Estimates).

•                       On January 29, 2018, the Company announced the acquisition of the Rattling Brook Deposit and nearby property in northwest Newfoundland, from Kermode Resources Ltd. The property comprises 425 hectares of property and is contiguous with Anaconda’s existing land holdings in the immediate area. Pursuant to the acquisition, Anaconda paid Kermode Resources Ltd. $50,000 in cash and 1,113,218 common shares of $500,000 in value based on a twenty-day volume weighted average price as of January 24, 2018.

•                       On January 18, 2018, the Company completed a consolidation of its share capital on the basis of four (4) existing common shares for one (1) new common share. As a result of the share consolidation, the 423,430,258 common shares issued and outstanding as at January 18, 2018, were consolidated to 105,857,465 common shares. As a result of the share consolidation, the number, exchange basis or exercise price of all stock options and warrants was also adjusted accordingly.

•                       On January 18, 2018, the Company announced a maiden Mineral Resource Estimate for the Argyle Deposit.

•                       On January 17, 2018, the Company announced a positive preliminary economic assessment (“PEA”) for its 100% owned Goldboro Gold Project in Nova Scotia.

Financial Year Ended December 31, 2017 (seven-month transition year)

•                       On November 16, 2017, the Company received shareholder approval such that all unallocated stock options issuable pursuant to the Company’s Stock Option Plan are approved and authorized, allowing the Company the ability to continue granting options under the Stock Option Plan until November 20, 2020.

•                       On October 31, 2017, the Company announced that it had issued 25,812,500 flow-through common shares at a price of $0.08 per common share for aggregate gross proceeds of $2,065,000. The Company also issued 14,392,268 Units at a price of $0.065 per Unit, for gross proceeds of $935,497. Each Unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.105 per common share until October 31, 2020. The warrants contain an acceleration clause whereby if the common shares of the Company trade at a volume weighted average price of $0.21 or more for 20 consecutive days of trading, the Company will have the right to accelerate the exercise period.

•                       On October 17, 2017, the Company announced it was changing its fiscal year-end to December 31 from its current fiscal year-end of May 31. As a result, the Company reported audited financial results for a seven-month transition year from June 1, 2017 to December 31, 2017. Going forward, the Company will revert to a customary quarterly reporting calendar based on a December 31 financial year-end, with fiscal quarters ending on the last day in March, June, September, and December each year.

•                       On September 7, 2017, the Company received approval from the Newfoundland and Labrador Department of Natural Resources to utilize the Pine Cove Pit at the Point Rousse Project as a 7 million-tonne in-pit tailings storage facility.

•                       On July 27, 2017, 14,551,889 common share warrants and 1,376,560 broker warrants expired unexercised.  Both tranches of warrants carried an exercise price of $0.10.

•                       On June 26, 2017 PricewaterhouseCoopers LLP was appointed as the auditors of the Company following the resignation of Parker Simone LLP.

Financial Year Ended May 31, 2017

•                       On May 24, 2017, the Company announced the promotion of Gordana Slepcev to Chief Operating Officer.  Mrs. Slepcev previously held the role of VP Technical Services. The Company did not previously have the role of Chief Operating Officer.

•                       On April 18, 2017, the Company announced the appointment of Robert Dufour as Chief Financial Officer of the Company effective May 23, 2017, replacing the previous Chief Financial Officer, Errol Farr, who stepped down effective March 31, 2017.

•                       On May 19, 2017, the Company completed the Arrangement with Orex, pursuant to which Anaconda Mining acquired all the issued and outstanding common shares of Orex. Under the terms of the Arrangement, each Orex shareholder received 0.85 of a common share of Anaconda for each common share of Orex held. Upon completion of the Arrangement, the Company issued 172,167,741 common shares to the shareholders of Orex.  Orex is now a wholly-owned subsidiary of the Company.

•                       As part of the Arrangement, on May 19, 2017, Timothy Casgrain resigned as chairman of the Board of Directors, and Glenn Dobby resigned as a Director of the Company. At the same time, Jonathan Fitzgerald and Jacques Levesques, previously board members of Orex, joined the Company’s Board of Directors. Mr. Fitzgerald was appointed to the role of chairman of the Board.

•                       On November 8, 2016, the Company executed an option agreement with Metals Creek Resources Corp. (“MEK”) to acquire a 100% undivided interest in the 1,325 hectare Jackson’s Arm Property, and has staked 5,050 hectares of contiguous mineral lands totaling 6,375 hectares (collectively, the “Great Northern Project”). The property is located 20 kilometres north of the Company’s Viking Project.

•                       On November 8, 2016, the Company executed an option agreement with MEK to acquire a 100% undivided interest in the 350 hectare Tilt Cove Property, located 60 kilometres east of the Company’s Point Rousse Project within the Baie Verte Mining District.

•                       On July 27, 2016, the Company announced that it had issued 29,103,787 flow-through units at a price of $0.07 per unit for aggregate gross proceeds of $2,037,265. Each unit consisted of one flow-through common share and one-half of one common share purchase warrant issued on a non flow-through basis. Each whole warrant entitled the holder thereof to purchase one common share of the Company at a price of $0.10 per common share until July 27, 2017.

•                       On July 13, 2016, the Company announced that it had established a line of credit agreement with the Royal Bank of Canada for a $1,000,000 revolving credit facility as well as a $500,000 revolving equipment lease line of credit.

Financial Year Ended May 31, 2016

•                       On February 10, 2016, the Company announced that effective February 5, 2016, the Company executed an  option agreement with Spruce Ridge Resources Ltd. (“Spruce Ridge”), to acquire a 100% undivided interest in the Viking Project, which contains the Thor Deposit. The Thor Deposit remains open for potential expansion along strike near surface and at depth. The Company also entered a second option agreement with Spruce Ridge to acquire a 100% undivided interest in the Kramer Property (the “Kramer Property”) which is contiguous to the Viking Project and, together with the Viking Project, contains numerous gold prospects. The Viking Project is located near Pollards Point and Sop’s Arm in White Bay, Newfoundland and Labrador. See “Description of the Business — Other Mineral Properties- Viking Project” for more information on these option agreements.

•                       On December 7, 2015, the Company filed the Point Rousse Technical Report (as defined below).

•                       On August 11, 2015, the Company staked mineral licence 023295M consisting of 75 hectares within the Point Rouse Project and contiguous with existing claims and mining leases.

•                       On August 4, 2015, the Company announced that effective July 25, 2015, the Company entered into an option agreement with Seaside Realty Ltd. (“Seaside”) to acquire a 100% undivided interest in the Corkscrew gold property (“Corkscrew”), consisting of a 346 hectare mining lease contiguous to and now inclusive in the Point Rousse Project. Corkscrew, which includes five gold occurrences, is located within the Goldenville Trend on the Ming’s Bight Peninsula. Corkscrew is a 3.5 kilometre section of this trend immediately west of the portion of the Goldenville Trend already controlled by Anaconda. The Goldenville Trend contains a prospective ironstone formation, a type of rock known to host gold deposits in other parts of the Baie Verte mining district.

•                       On July 7, 2015, the Company announced that Kevin Bullock had joined its board of directors.

DESCRIPTION OF THE BUSINESS

General

Anaconda Mining is a TSX listed gold mining, development and exploration company, focused in the prospective Atlantic Canadian provinces of Nova Scotia and Newfoundland and Labrador.

The Goldboro Gold Project — Nova Scotia, Canada

The Company owns 100% of the Goldboro Project, located approximately 180 kilometres northeast of Halifax, on the eastern shore of Nova Scotia. The property comprises 37 contiguous claims, covering 600 hectares. The property currently has a NI 43-101 compliant Mineral Resource which occurs in a single deposit with three spatially contiguous zones along the Upper Seal anticline, a significant gold-bearing structure. In January 2018, the Company announced a positive preliminary economic assessment on the Goldboro Gold Project.

Point Rousse Project — Baie Verte Mining District, Newfoundland, Canada

The Company owns 100% of the Point Rousse Project (the “Point Rousse Project”), covering approximately 5,800 hectares on the Ming’s Bight Peninsula, which is situated within the larger Baie Verte Peninsula on the north-central part of Newfoundland. The Point Rousse Project includes the Pine Cove open pit mining operation and complete mill infrastructure capable of processing approximately 400,000 tonnes of ore annually (the “Pine Cove Mill”). The Pine Cove Mill throughput is currently approximately 1,200 - 1,400 tonnes per day.

The Point Rousse Project also includes the Stog’er Tight Mine (“Stog’er Tight”) and the Argyle Deposit (“Argyle”).  The Stog’er Tight Mine is located approximately 3.5 kilometres east of the Pine Cove Mill and contains a NI 43-101 compliant Mineral Resource that the Company is advancing towards development to lengthen the project life. The Argyle deposit is located approximately 4.5 kilometres from the Pine Cove Mill and is a shallow-dipping, near-surface (less than 100 vertical metres), mineralized gold system with a strike length of over 600 metres and a down-dip extension to at least 225 metres. The Argyle deposit contains a NI 43-101 compliant Mineral Resource, and remains open both along strike and down-dip.

Viking Project — Newfoundland, Canada

As part of the Company’s large land package in the Northern Peninsula of Newfoundland collectively known as the Great Northern Project, Anaconda owns 100% of the Viking Project (the “Viking Project”), which includes 6,225 hectares of prospective land approximately 100 kilometres by water (180 kilometres via road) from the Point Rousse Project and Pine Cove Mill. The Project currently has a NI 43-101 compliant Mineral Resource known as the Thor Gold Deposit (the “Thor Deposit”) as well as other gold prospects and showings. The Company is reviewing strategic options to maximize the value of its highly prospective exploration stage Great Northern Project.

Principal Product

The Company’s principal product is gold. There is a global market into which any gold produced could be sold and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of any gold produced. The Company markets the doré and gold bullion produced from the Pine Cove Mill to gold bullion industry participants. During the seven months ended December 31, 2017, the Company sold 9,509 ounces of gold to generate gold revenue of $15,344,622, compared to 15,562 ounces during the twelve months ended May 31, 2017, which generated gold revenue of $25,670,331 for the Company.

Competitive Conditions

The gold mining and exploration business is an intensely competitive business and the Company is a relatively small producer of gold in the context of the scale of the industry. The Company competes with numerous companies for capital, prospective mineral properties, qualified service providers, labour, equipment, and suppliers. The ability of the Company to acquire additional mineral properties in the future will depend on its ability to develop and operate its present properties, and on its ability to identify and acquire suitable producing properties or prospects for development or exploration in the future.

Environmental Protection

The Company’s mining, development, and exploration activities are subject to laws and regulations governing environmental protection, employee health and safety, waste disposal, environmental remediation and reclamation of mine and exploration sites, mine safety, hazardous goods regulations, and other matters. Compliance with applicable laws and regulations requires forethought and diligence in the conduct of the Company’s activities.

Employees’ Specialized Skill and Knowledge

The Company’s business requires specialized skills and knowledge, including with respect to geological interpretation, engineering, construction, mechanical installation and repair, gold mining, processing, mine planning, regulatory compliance, accounting and financial reporting, and capital markets expertise. The Company has found that it can locate and retain employees and contractors with such skills and knowledge to enable the Company to achieve its business goals.

At the end of the fiscal year ended December 31, 2017, the Company had approximately 70 direct employees, and 100 full-time equivalents including contractors.

RISK FACTORS

The operations of the Company are subject to significant uncertainty due to the high-risk nature of its business, that being exploration, development and operation of mining properties.  The following risk factors could materially affect the Company’s financial condition and/or future operating results and could cause actual events to differ materially from those described in forward looking statements relating to the Company.

Requirement of Additional Financing

The Company may not have a source of funds to continue current operations, or to engage in additional exploration and development which may be necessary to develop its properties, other than through the exercise of stock options, the exercise of warrants, and further financings. No assurance can be given that the Company will be successful in obtaining the required financing on acceptable terms, if at all.

Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties, or even a loss of a property interest. Sources of funds now available to the Company are limited.

Fluctuations in the Market Price of Mineral Commodities

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of mineral commodities, and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company’s business, financial condition and results of operations.

Furthermore, mineral reserve calculations and life-of-mine plans using significantly lower metal prices could result in material write-downs of the Company’s investment in mining properties and increased amortization, reclamation and closure charges. In addition to adversely affecting the Company’s mineral reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Mining Industry Risks

The exploration for, and development of, mineral deposits involve a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Substantial expenses may be required to locate and establish ore reserves, develop metallurgical processes and construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are inherently cyclical and cannot be predicted with certainty, and; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. As a result, it is possible that actual costs and economic returns will differ significantly from those currently estimated for these projects.

In addition, it is also not unusual in mining operations to experience unexpected problems both during the start-up and during ongoing operations. To the extent that unexpected problems occur affecting the production in the future, the Company’s revenues may be reduced, costs may increase and the Company’s profitability and ability to continue its mining operation may be adversely affected.

Licences and Permits

The operations of the Company may require licences and permits from various governmental authorities. Obtaining necessary permits and licences can be a complex, time consuming process and the Company cannot be certain that it will be able to obtain necessary permits on acceptable terms, in a timely manner, or at all. The costs and delays associated with obtaining necessary permits and complying with these permits and applicable laws and regulations could stop, delay or restrict the Company from proceeding with the development of an exploration project or the development and operation of a mine. Any failure to comply with applicable laws and regulations or permits could result in interruption or closure of exploration, development or mining operations, or fines, penalties or other liabilities. The Company could also lose its mining concessions under the terms of its existing agreements.

Governmental Regulation of the Mining Industry

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards, employment and occupational health, mine safety, use of water, toxic substances and waste disposal, environmental and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration and production activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development. Amendments to current laws and regulations governing the operations and activities of the Company, or more stringent implementation thereof, could have a material adverse effect on the business, financial condition and results of operations of the Company.

The Company is also subject to regulation by the relevant tax authorities. Risk exists with respect to tax audits and potential changes in and interpretation of tax regulations by the responsible tax authorities. Possible areas of tax audit and interpretation may include the Company’s judgements in respect of qualifying Canadian exploration expenses and the related tax deductions renounced to investors under flow-through common share financings.

Title Matters

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests.

First Nations

Consultation and collaboration with First Nations groups is required of the Company in the environmental assessment, subsequent permitting, development and operation stages of certain projects. Certain First Nations groups may oppose projects at any given stage and such opposition may adversely affect the projects, the Company’s public image, or the Company’s share performance.

Canadian law relating to aboriginal rights, including aboriginal title rights, is in a period of change. There is a risk that future changes to the law may adversely affect the Company’s rights to its projects.  First Nations title claims as well as related consultation issues may impact the Company’s ability to pursue exploration, development and mining at its projects.  Managing relations with the local native bands is a matter of paramount importance to the Company. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.

Health, Safety and Environmental Risks and Hazards

Mining, like many other natural resource extractive industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and the Company assets.  The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage communicate relations and reduced the perceived appeal of the Company as an employer.

All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not materially adversely affect the Company’s business, financial condition and results of operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration, development or production of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Market Price of Securities

Securities markets have had a high level of price and volume volatility, and the market price of securities of many resource companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values, or prospects of such companies.  Factors unrelated to the financial performance or prospects of Anaconda Mining include macroeconomic developments locally and globally and market perceptions of certain industries. There can be no assurance that continued fluctuations in mineral prices and mineral company stock prices will not occur.

Because of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the Company’s long-term value.  In the past, following periods of volatility in market price of a company’s securities, shareholders have instituted class action securities litigation against those companies.  Such litigation, if initiated, could result in a substantial cost and diversion of management attention and resources, which could significantly harm the profitability and reputation of Anaconda Mining.

Reclamation Estimates and Obligations

It is difficult to determine the exact cost amounts which will be required to complete all land reclamation activities connected the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans to fund reclamation activities. Such costs may have a material adverse impact upon the financial condition and results of operations of the Company.

There is a potential future liability for clean-up of tailings deposited on the mining licence areas during previous periods of mining and reprocessing. It is not possible to quantify at this time what the potential liability may be and detailed assessments need to be made to determine future land reclamation costs, if any, in respect of the Point Rousse Project.

Infrastructure

Exploration, development and operating activities depend on adequate infrastructure, including reliable roads, power sources and water supply.  The Company’s inability to secure adequate water and power resources, as well as other events outside of its control, such as unusual weather, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect the Company’s operations and financial condition.

Increase in Production Costs

Changes in the Company’s production costs could have a major impact on its profitability. Its main production expenses are contractor costs, materials, personnel costs and energy. Changes in costs of the Company’s mining and processing operations could occur because of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or mineral reserve estimates. Many of these factors may be beyond the Company’s control.

The Company relies on third-party suppliers for several raw materials. Any material increase in the cost of raw materials, or the inability by the Company to source third-party suppliers for the supply of its raw materials, could have a material adverse effect on the Company’s results of operations or financial condition.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified Mineral Reserves, convert Mineral Resources into Mineral Reserves, develop its resource base through the realization of identified mineralized potential, and/or undertake successful exploration or acquire new Mineral Resources.

Mineral Resources that are not Mineral Reserves do not have economic viability.  The figures for Mineral Reserves and Mineral Resources contained in the Company’s NI 43-101 compliant technical reports are estimates, only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. Actual Mineral Reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may be below the estimated levels. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small-scale laboratory tests will be duplicated in larger-scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its Mineral Reserve estimates from time to time or may render the Company’s Mineral Reserves uneconomic to exploit. Mineral Reserve estimates are not indicative of future results of operations. If the Company’s actual Mineral Reserves and Resources are less than current estimates, or if the Company fails to develop its Mineral Resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of Mineral Reserves and Resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The category of Inferred Mineral Resource is often the least reliable mineral resource category and is subject to the most variability. The Company regularly evaluates its Mineral Resources and it often determines the merits of increasing the reliability of its overall Mineral Resources.

Need for Additional Mineral Reserves

Given that mines have limited lives based on Proven and Probable Mineral Reserves, the Company must continually replace and expand its Mineral Reserves and Mineral Resources at its gold mines and discover, develop, or acquire Mineral Reserves for production. The life-of-mine estimates contained in this Annual Information Form may not prove correct. The Company’s ability to maintain or increase its annual production of gold will be dependent in significant part on its ability to bring new mines into production and to expand Mineral Reserves at existing mines.

Production Estimates

The Company has prepared estimates of future gold production for its existing and future mines. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve production estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial conditions. The realization of production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions (including hydrology), the physical characteristics of ores, the presence or absence of particular metallurgical characteristics, and the accuracy of the estimated rates and costs of mining, ore haulage and processing. Actual production may vary from estimates for a variety of reasons, including the actual ore mined varying from estimates of grade or tonnage; dilution and metallurgical and other characteristics (whether based on representative samples of ore or not); short-term operating factors such as the need for sequential development of ore bodies and the processing of new or adjacent ore grades from those planned; mine failures or slope failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for mining operations, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; plant and equipment failure; the inability to process certain types of ores; labour shortages or strikes; and restrictions or regulations imposed by government agencies or other changes in the regulatory environment. Such occurrences could also result in damage to mineral properties or mines, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities in addition to adversely affecting mineral production. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable, forcing the Company to cease production.

Cost Estimates

Capital and operating cost estimates made in respect of the Company’s mines and development projects may not prove accurate. Capital and operating cost estimates are based on the interpretation of geological data, feasibility studies, anticipated climatic conditions, market conditions for required products and services, and other factors and assumptions regarding foreign exchange currency rates. Any of the following events could affect the ultimate accuracy of such estimate: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules, unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labour negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and title claims.

Uninsured Risks

The Company will not carry insurance to protect against certain risks. Risks not insured against include environmental pollution, earthquake damage, mine flooding or other hazards against which the Company, and in general, mining exploration corporations, cannot insure or against which the Company may elect not to insure because of high premium costs or other reasons. Failure to have insurance coverage for any one or more of such risks or hazards could have a material adverse effect on the Company’s business, financial condition and results of operations.

Competition

The mining industry is intensely competitive in all of its phases and the Company will compete with many companies possessing greater financial and technical resources than itself. Competition in the base and precious metals mining industry is primarily for: mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties, and; the capital required to such properties. Such competition may result in the Company being unable to acquire desired properties (due to the auction process involved in property acquisition), to recruit or retain qualified employees, or to obtain the capital necessary to fund its operations and develop its properties. An inability to obtain the capital necessary to fund its operations and develop its properties may cause the Company to not satisfy the requirements under the option agreements pursuant to which it holds its interest in the properties. Further, increased competition can result in increased costs and lower prices for metal and minerals produced and reduced profitability. Consequently, the revenues of the Company, its operations and financial condition could be materially adversely affected.

Instability of Political and Economic Environments

The mining interests of the Company may be affected in varying degrees by political or economic stability. Associated risks include, but are not limited to: terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Any change in regulations or shifts in political attitudes are beyond the control of the

Company and may materially adversely affect its business, financial condition and results of operations. Operations may also be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, land use, environmental legislation, water use, land claims of local people, and mine safety. The effect of these factors cannot be accurately predicted.

Risk of Dilution

Under applicable Canadian law, shareholder approval is not required for the Company to issue common shares in certain circumstances. Moreover, the Company has commitments that could require the issuance of a substantial number of additional common shares, in particular options to acquire common shares under the stock option plan of the Company. The future business of the Company will require substantial additional financing which will likely involve the sale of equity capital. The Company can also be expected to issue additional options, warrants and other financial instruments, which may include debt. Future issuances of equity capital may have a substantial dilutive effect on existing shareholders. The Company is not able at this time to predict the future amount of such issuances or dilution.

Litigation

Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Although the Company is not currently subject to litigation and claims, it may be involved in disputes with other parties in the future which may result in litigation or other proceedings. The results of litigation or any other proceedings cannot be predicted with certainty. Management is committed to conducting business in an ethical and responsible manner, which it believes will reduce the risk of conflict and legal disputes with third parties. However, if the Company is unable to resolve future legal disputes favourably, it could have material adverse effects on its business, financial condition and results of operations.

Obligations as a Public Company

The Company’s business is subject to evolving corporate governance and public disclosure regulations that may from time to time increase both the Company’s compliance costs and the risk of non-compliance, which could adversely impact the price of the Company’s common shares. The Company is subject to changing rules and regulations promulgated by governmental and self-regulated organizations, including, but not limited to, the Canadian Securities Administrators, the TSX, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements. For example, the Government of Canada proclaimed into force the Extractive Sector Transparency Measures Act on June 1, 2015, which mandates the public disclosure of payments made by mining companies to all levels of domestic and foreign governments. The Company’s efforts to comply with such legislation could result in increased general and administration expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Dependence on Key Management Personnel

The Company will be dependent upon the continued support and involvement of a number of key management personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company’s ability to manage its exploration, development and operating activities and, hence, its success, will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel and there can be no assurance that the Company will be able to attract and retain such personnel.

Conflict of Interest

Certain directors and officers of the Company also serve as directors, officers and/or advisors of and to other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. The Company expects that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders, but there can be no assurance in this regard. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the OBCA and any other applicable law.

SUMMARY OF MINERAL RESERVES AND MINERAL RESOURCE ESTIMATES

Set forth below are the Mineral Resource and Mineral Reserve estimates for the Company’s material mineral properties prepared in accordance with National Instrument 43-101 — Standard of Disclosure for Mineral Projects (“NI 43-101”).  Such estimates were based on the following reports:

1.                                      NI 43-101 TECHNICAL REPORT, MINERAL RESOURCE AND MINERAL RESERVE UPDATE ON THE POINT ROUSSE PROJECT, BAIE VERTE, NEWFOUNDLAND AND LABRADOR, CANADA, dated February 22, 2018, and authored by Michael Cullen, (P. Geo), Catherine Pitman (P. Geo.), David Copeland (P. Geo.), Paul MacNeill (P. Geo) and Gordana Slepcev (P.Eng.) (“The Pointe Rousse Technical Report”).

2.                                      GOLDBORO PROJECT PRELIMINARY ECONOMIC ASSESSMENT For Anaconda Mining Inc. Prepared by Joanne Robinson, P.Eng. (WSP Canada Inc. (“WSP”)), Michael P. Cullen, P. Geo. (Mercator Geological Services Ltd.), Garth Liukko, P. Eng. (WSP), Sebastian Bertelegni, Eng. (WSP), J. Dean Thibault, P.Eng. (Thibault & Associates Inc.), and Gordana Slepcev (P.Eng.) (Anaconda Mining Inc.), dated March 2, 2018 (“The Goldboro PEA”).

3.                                      NI 43-101 TECHNICAL REPORT AND MINERAL RESOURCE ESTIMATE FOR THE THOR DEPOSIT, VIKING PROJECT, WHITE BAY AREA, NEWFOUNDLAND AND LABRADOR, CANADA, dated August 29, 2016, and authored by D. A. Copeland (P. Geo.), Dr. Shane Ebert (P. Geo.) and Gary Giroux (P. Eng., MASC) (“The Viking Technical Report”).

Mineral Resource and Mineral Reserve Estimates are prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, as amended.  Unless otherwise noted, the reported mineral resources are inclusive of Mineral Reserves.

Table 1 — Consolidated Mineral Reserves

Probable Mineral Reserves

	Category	Cut-off Grade (g/t)	Tonnes (kt)	Grade (g/t)	Ounces Gold (ozs)
Point Rousse Project

Pine Cove	Probable	0.5	696,200	0.96	21,440
Stog’er Tight	Probable	1.0	191,500	2.39	14,740
			887,700	1.27	36,180

Notes:

•                  The Mineral Reserve Estimates for the Point Rousse Project have been calculated as of December 31, 2017.  There have been no material changes to the Mineral Reserves since the filing of the Technical Report, other than from depletion due to mine operations.

•                  Mineral Reserves have been rounded to 100 tonnes, ounces to 0.1 g/t Au and 100 ounces.  Minor discrepancies in summation may occur due to rounding.

Table 2 — Consolidated Mineral Resources

The Mineral Resource Estimates reported in the table below are inclusive of Probable Mineral Reserves reported above. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Mineral Resource Estimates

	Deposit	Tonnes (kt)	Gold Grade (g/t)	Ounces Gold (ozs)

Goldboro Gold Project
Measured		419,000	2.98	40,100
Indicated		3,226,000	4.68	485,400
		3,645,000	4.48	525,500
Inferred		2,542,000	4.25	347,300

Point Rousse Project
Indicated	Pine Cove	864,000	2.07	57,730
Indicated	Stog’er Tight	204,000	3.59	23,540
Indicated	Argyle	543,000	2.19	38,300
		1,611,000	2.30	119,570
Inferred	Pine Cove	476,000	1.39	21,330
Inferred	Stog’er Tight	252,000	3.30	26,460
Inferred	Argyle	517,000	1.80	30,300
		1,245,000	1.95	78,090

Great Northern
Indicated	Thor (Viking Project)	1,817,000	1.42	83,000
Inferred	Thor (Viking Project)	847,000	1.15	31,000
Inferred	Rattling Brook	18,310,000	0.84	495,000

Total M&I				728,070
Total Inferred				951,390

Notes:

•                  Mineral Resources have been rounded to 1,000 tonnes, ounces to 0.1 g/t Au and 10 ounces.  Minor discrepancies in summation may occur due to rounding.

•                  The Mineral Resource Estimates for the Point Rousse Project have been estimated as of December 31, 2017.  There have been no material changes to the Mineral Resource since the filing of the Technical Report, other than from depletion due to mine operations.

•                  Point Rousse: Pine Cove cut-off grade of 0.5 g/t Au, Stog’er Tight cut-off grade of 0.8 g/t Au, Argyle cut-off grade of 0.5 g/t Au, and gold price assumption of US$1,250 per ounce (Source: The Point Rousse Technical Report)

•                  The Mineral Resource Estimates for the Goldboro Project have been estimated as of January 1, 2018.  Parameters for Goldboro include an Open pit cut-off grade of 0.5 g/t and underground cut-off grade of 2.0 g/t Au, at a gold price of US$1,225 per ounce (Source: The Goldboro PEA)

•                  Thor: Cut-off grade of 1.0 g/t Au (Source: The Viking Project Technical Report)

•                  The Rattling Brook Deposit is a Historic Resource as defined by NI 43-101 Standards of Disclosure for Mineral Projects.based on the technical report: “TECHNICAL REPORT ON MINERAL RESOURCE ESTIMATE JACKSONS ARM GOLD PROJECT WHITE BAY NEWFOUNDLAND AND LABRADOR Latitude 49o 53’ 2.65’’North Longitude 56o 50’7.09’’ West.  With an effective date of April 20th, 2009, and authored by Michael P. Cullen, M.Sc., P.Geo, Chrystal Kennedy, B. Sc., P.Geo. Matthew Harrington, B. Sc. (Hons.), Andrew Hilchey, B.Sc. (Hons.)  Mercator Geological Services.

MATERIAL PROPERTIES

For the purposes of this AIF, Anaconda has identified the Goldboro Gold Project, the Point Rousse Project, and the Viking Project as material properties.  The following is a description of Anaconda Mining’s material properties, which are based in part on the respective filed Technical Reports for each property. The Mineral Reserves and Resource Estimates for the Goldboro Gold Project have been calculated as of January 17, 2018. The Mineral Reserves and Resource Estimates for the Point Rousse Project have been calculated as of December 31, 2017. The Mineral Reserves and Resource Estimates for the Viking Project have been calculated as of August 29, 2016. There have been no material changes to the Mineral Resources since the filing of the Technical Reports, other than from depletion due to mine operations, where applicable.

POINT ROUSSE PROJECT

On February 26, 2018, the Company filed the Point Rousse Technical Report.  Each author has reviewed and approved the technical and scientific information that has been summarized from the Point Rousse Technical Report included in this AIF. Paul McNeill, P. Geo., and Gordana Slepcev, P. Eng., have also reviewed other technical and scientific information not summarized from the Point Rousse Technical Report and included in this AIF.

The following scientific and technical information is summarized from the Point Rousse Technical Report and has been updated to reflect the current exploration and development activities of the Company. All summaries and references to the Point Rousse Technical Report are qualified in their entirety by reference to the complete text of the Point Rousse Technical Report. The Point Rousse Technical Report is available on SEDAR at www.sedar.com under Anaconda’s profile.

Property Description, Location and Access

The Point Rousse Project (the “Project”) is located within the Baie Verte Mining District, on the Point Rousse/Ming’s Bight Peninsula, in the northern portion of the Baie Verte Peninsula, approximately 6 kilometres northeast of the town of Baie Verte, in north central Newfoundland, in the Province of Newfoundland and Labrador. The area encompassing the Point Rousse Project includes 5 mining leases and 24 mineral licences with a total of 5,794 hectares (57.94 square kilometres).

The Project covers three prospective gold trends: the Scrape Trend, the Goldenville Trend and the Deer Cove Trend. These trends have approximately 20 km of cumulative strike length and include three deposits and numerous prospects and showings all located within 8 km of the Pine Cove Mine and Mill.  The Project is accessible year-round through a network of provincial paved roads and a 5 km mine road maintained by the Company.

The Company has exclusive mineral rights to these mining leases and mineral licenses.  All mining leases and mineral licences are in good standing with the Government of Newfoundland and Labrador.

All mineral licences were obtained either through staking or through option agreements with other parties, and the Company maintains a 100% interest in all mineral licenses.

The Project is subject to the following royalty agreements or net profit interest arrangements:

•                                          A net profits interest (“NPI”) agreement over the Point Rousse Mining Leases with Royal Gold Inc. whereby the Company is required to pay Royal Gold Inc. 7.5% of net profits, calculated as the gross receipts generated from the claims less all cumulative development and operating expenses. At December 31, 2017, the Company has determined it has approximately $39 million in expenditures deductible against future receipts.

•                                          A net smelter return (“NSR”) of 3% is payable to a third-party on gold produced from the Stog’er Tight Property, with an option to buy back 1.8% for $1,000,000.

•                                          A $3,000,000 capped NSR on two mineral exploration licenses in the Point Rousse Project, which forms part of the Argyle property, is calculated at 3% when the average price of gold is less than US$2,000 per ounce for the calendar quarter, and is 4% when the average price of gold is more than US$2,000 per ounce for the calendar quarter.

•                                          A $3,000,000 capped NSR of 3% on a property that forms part of the Argyle Property. Once the aggregate limit has been met and 200,000 ounces of gold has been sold from the property, the NSR decreases to 1%.

Access to the Point Rousse Project is via paved highway from the Trans-Canada Highway to the town of Baie Verte (Route 410), then along the La Scie Road (Route 414) to the Ming’s Bight Road (Route 418). The Pine Cove gravel road, which leaves the Ming’s Bight road approximately 8 km from the La Scie Road, provides the final 5.5 km of access to the mine site. In addition, Route 418 provides limited access to the eastern portion of the Point Rousse Project. The Point Rousse Project can also be reached via a short boat ride from Baie Verte. Access to the remainder of the Point Rousse Project is by gravel road access. All localities within the Company’s mineral properties are similarly accessible by ATV or walking.

Anaconda has been mining continuously at the Point Rousse Project since 2010 and has expanded and improved Project infrastructure and mill capacity.

Advancements at the Point Rousse Project since the 2015 Technical Report include:

•                  The discovery of and determination of Mineral Resources at the Argyle Deposit;

•                  Mining at Stog’er Tight beginning in Q1 of 2018;

•                  The construction of a new port and tailings storage facilities;

•                  Approval of the in-pit tailings storage facility with over 7 million tonnes capacity; and

•                  Generation of a new revenue source through the sale of repurposed waste rock as aggregate.

Baie Verte
Ming's Bight
Pine Cove Mine
Ming's Bight
Mining Lease 226 (10238M)
Mining Lease 149 (2663)
Mining Lease 189 (11298M)
Mining Lease 193-B
Stog'er Tight Deposit
020609M
008014M
018827M
018821M
018926M
018925M
020404M
020403M
016477M
018864M
018617M
012433M
019308M
023296M
015100M
007613M
013261M
020406M
015523M
015808M
020508M
020718M
562000
564000
566000
568000
570000
5542000
5540000
5538000
5536000
5534000
5532000
POINT ROUSSE PROJECT
Anaconda Claims, Point Rousse Project, 2017
Staked Claim
Option
Mining Lease
Option
Anaconda 100%
Projection: NAD83 UTM Zone 21
Scale: 1:50,000

History

The Pine Cove Deposit was discovered in June 1987 by South Coast Resources Ltd. following initial acquisition of the claims in 1985. In November 1988, Corona Corp. optioned the property from Varna Resources Inc. and conducted detailed geological, geophysical and soil geochemistry surveys, followed by trenching and diamond drilling in 24 holes. In the fall of 1991, Nova Gold Resources Inc. optioned Corona’s 70% interest in the Pine Cove property with the view to mine the deposit by open pit after definition drilling. Other work by Electra Mining Consolidated/Electra Gold/Raymo Processing in 1996, and New Island Resources Inc. in 2000 lead to further definition of the resource.

In 2003, Anaconda acquired an exclusive option from New Island to earn a 60% interest in the Pine Cove project. In the fall of 2004, a 5,000-tonne bulk sampling program was completed and a feasibility study published in 2005. A production decision followed, construction was initiated in 2007 and production commenced in 2008. Start-up issues resulted in reconfiguring the mill with a flotation circuit to produce a gold-pyrite concentrate. Commercial production enabled Anaconda to earn a total of 60% of the project. In January 2011, Anaconda acquired New Island’s remaining 40% interest.

The Stog’er Tight area was staked in 1986 by Pearce Bradley and optioned to International Impala. Impala formed a 50/50 joint venture arrangement with Noranda Exploration Company Ltd. and in 1987, an extensive soil geochemistry survey and trenching resulting in the discovery of several mineralized zones. Noranda conducted geochemical, geological and geophysical surveys, trenching and an 8,000 m diamond drilling program, outlining more mineralized zones. In 1996, Ming Minerals Inc. purchased the Stog’er Tight property from Noranda and extracted a 30,735 tonne bulk sample grading 3.25 g/t gold from the Stog’er Tight Deposit. The material was processed at the former Consolidated Rambler mill, located approximately 7.5 km south of Stog’er Tight. Due to lower than expected head grade and poor mill recoveries, no further work was completed at that time. In 2006, Tenacity Gold Mining Company Ltd. carried out additional trenching and drilling and estimated a non-compliant indicated mineral resource of 96,000 tonnes grading 7.04 g/t gold and an inferred mineral resource of 53,000 tonnes at an average grade of 5.75 g/t gold which included a mineral reserve of 65,200 tonnes at an average grade of 4.96 g/t gold and a cut-off grade of 1.9 g/t gold. Tenacity began mining and toll milling at the Rambler Metals and Mining PLC’s Nugget Pond mill located 47 km by road to the east. A total of 29,695 tonnes of material with an estimated average grade of 4.8 g/t gold was trucked to the mill. The actual mill head grade was 1.92 g/t gold. The difference between the estimated grade and the actual head grade was attributed to mining dilution. No further work was undertaken and the Stog’er Tight Mining Lease was subsequently acquired by 1512513 Alberta Ltd. and optioned by Anaconda in 2012.

The Point Rousse Project was assembled by Anaconda in 2012. Prior to 2012 and since the feasibility study of 2005, exploration efforts focused solely on the Pine Cove Mine area and were limited to small diamond drilling programs focused on specific areas of the Deposit. Since 2012, Anaconda has conducted the following exploration activities:

•                  An airborne DIGHEM magnetic and electromagnetic survey including 725.2 line km at a 100 m line spacing (2012).

•                  An initial compilation of historical soil samples, ground magnetics and geology over the project area (2012).

•                  12,908.93 m of diamond drilling in 89 holes on the Pine Cove Deposit.

•                  Twenty-five trenches and test pits and 200 m of channel samples in the area between Pine Cove and Romeo and Juliet (2012).

•                  2,004 m of diamond drilling in 19 holes on the Romeo and Juliet prospect.

•                  2,100.72 m of diamond drilling in 17 holes on the Deer Cove Deposit (2014).

•                  2,486.54 m of diamond drilling in 39 holes on the Stog’er Tight Deposit (2014 and 2015).

•                  121.75 m of channel samples from 12 trenches in the Stog’er North area (2014).

•                  Collection of 2,494 soil samples in the Argyle and Goldenville areas (2012 and 2014).

•                  205.41 m of channel samples from 13 trenches in the Argyle area (2014 and 2015).

•                  Reprocessing of historical ground magnetic, VLF and IP surveys (2012 and 2015).

•                  Compilation of remaining geological and geochemical data sets for the project area (2015).

Geological Setting, Mineralization and Deposit Types

Gold deposits in Newfoundland are typical of orogenic gold deposits. They are associated with large scale fault systems everywhere they are found in the province. Gold deposits at Point Rousse are orogenic gold deposits and are associated with the Scrape Thrust — a secondary fault associated with the larger-scale Baie Verte — Brompton Fault. Gold mineralization is intimately associated with disseminated and massive pyrite within the host rock indicating that iron rich rocks are an important precursor to mineralization. Alteration within mafic volcanic and gabbroic rocks can be is characterized by albitization and carbonitization. Iron and titanium rich lithologies associated with the Scrape Thrust are typical host rocks.

The Point Rousse Project overlies rocks of the Cambro-Ordovician ophiolitic Betts Cove Complex and Snooks Arm Group cover rocks. The Betts Cove Complex includes ultramafic cumulates, gabbros, sheeted dykes and pillow basalts. The Snooks Arm Group consists of a lower banded magnetite and jasper iron formation referred to as the Nugget Pond Horizon (Goldenville Horizon within the Point Rousse Complex) overlain by tholeiitic basalts overlain by calc-alkaline basalt, clinopyroxene-phyric tuff, mafic epiclastic wackes and conglomerates, iron formation and tholeiitic basalts. Four phases of regional deformation termed D1 through D4 are evident, with gold related to D1 - D2 progressive deformation potentially synchronous with the emplacement of the Taconic allochthons.

The most prospective geology of the Point Rousse Project is divided into three gold trends:  The Scrape Trend, the Goldenville Trend and the Deer Cove Trend. The Scrape Trend is defined by Snooks Arm group cover rocks associated with the Scrape Thrust Fault. The Scrape Trend is host to the Pine Cove, Stog’er Tight and Argyle deposits. The Goldenville Trend is defined by the geology associated with the Goldenville Horizon of the Snooks Arm Group and a suite of prospects found within these rocks.  The Deer Cove Trend is defined by the Snooks Arm Group volcanic rocks associated with the Deer Cove Thrust and a suite of prospects along this fault including the Deer Cove quartz vein, which contains intersections of high grade gold.

Exploration

Systematic exploration was completed on the Point Rousse Project from late October 23, 2015 to December 31, 2017.  Work included follow-up of exploration targets generated within the 3 gold trends as part of a property wide data compilation and targeting exercise in mid-2015. Since the 2015 Technical Report the Company has explored with the goal of expanding known resources adjacent to existing the Pine Cove and Stog’er Tight Deposits. The result includes an expansion of the Pine Cove Deposit, the discovery of the Argyle Deposit and the discovery of new zones of mineralization along strike from Stog’er Tight.

Exploration completed since 2015 includes:

•                  Geological mapping and prospecting (910 rock grab and float samples) throughout the Scrape, Goldenville and Deer Cove Trends during the summers of 2016 and 2017.  Assays from trace to 618.3 g/t Au with 26 of the samples assaying >0.5 g/t gold.

•                  Trenching, geological mapping and channel sampling at the Stog’er Tight and Argyle Deposits (late 2015 and summer 2016)

•                  Linecutting, ground magnetic and induced polarization geophysical surveys at the Argyle Deposit (summer 2016)

•                  Diamond and percussion drilling programs at the Pine Cove, Stog’er Tight, Corkscrew Road, Argyle and Goldenville prospects.

Highlights of the trenching programs at Stog’er Tight include:

•                       17.76 g/t gold over 11.0 m in channel STtr15-05-C

•                       11.02 g/t gold over 12.0 m in channel STtr15-05-D

•                       10.77 g/t gold over 8.0 m in channel STtr15-05-B

•                       4.38 g/t gold over 9.0 m in channel STtr15-10

•                       0.98 g/t gold over 12.0 m in channel STtr15-09

Trenching at Argyle include continued to expose the Argyle Deposit and trench AEtr15-18 returned 1.89 g/t gold over 10.0 metres. It is located 40 metres west of trench AEtr14-12, which contained 1.31 g/t gold over 11.0 metres, and 160 metres east of trench AEtr14-08, which contained 3.75 g/t gold over 16.0 metres. Together the trenching from 2014 to 2015 exposed the Argyle Deposit over a strike length of 300 metres, which would subsequently expanded to the current 685 metre strike extent.

Drilling

The Company drilled 13,462.0 metres in 162 diamond drill holes and 3,657.8 metres in 204 percussion drill holes since the 2015 technical report. Diamond drilling was primarily focused around the margins of the Pine Cove deposit (1,588.2 m in 20 drill holes), along strike of the Stog’er Tight Deposit (3,526.2 m in 62 drill holes), the Corkscrew Road Prospect (243.5 m in 3 drill holes), at the Argyle Deposit (5,636.2 m in 63 drill holes), and the Goldenville-Maritec Prospect (1,684.4 m in 14 drill holes). Percussion drilling was focussed on ore and resource definition drilling at the Pine Cove Mine (1,647.3 m in 99 drill holes), Stog’er Tight Deposit (1,519.4 m in 80 drill holes) and the Argyle Deposit (491 m in 25 drillholes).

At Pine Cove drilling tested the expansion of the open pit mainly in the Pine Cove Pond area to the south of the current open pit.

Highlight assays from drilling at Pine Cove include:

•                  2.11 g/t gold over 10.5 metres from 9.5 – 20.0 metres and 1.4 g/t gold over 9.0 metres from 24.0 – 33.0 metres in hole PC-15-256

•                  2.68 g/t gold over 15.9 metres from 6.1 – 21.0 metres in hole PC-15-257

•                  3.16 g/t gold over 5.5 metres from 3.5 – 9.0 metres in hole PC-15-252

•                  1.14 g/t gold over 4.0 metres from 41.0 – 45.0 metres in hole PC-15-259

•                  1.47 g/t gold over 2.8 metres from 38.0 - 41.8 metres in hole PC-15-253

At Stog’er Tight drilling was focussed on exploration outside of the current resource area in the Gabbro, West, 798 and East Zones with the goal of expanding the current resource along strike to the east and west.

Highlight assays from drilling at Stog’er Tight include:

•                  1.81 g/t gold over 6.0 metres from 22.0 – 28.0 metres in hole BN-16-227

•                  2.28 g/t gold over 4.0 metres from 9.0 – 13.0 metres in hole BN-16-228

•                  2.46 g/t gold over 3.0 metres from 35.5 – 38.5 metres in hole BN-16-230

•                  6.70 g/t gold over 4.0 metres from 16.0 – 20.0 metres in hole BN-16-235

•                  1.28 g/t gold over 8.8 metres from 21.0 - 29.8 metres in hole BN-16-278

At the Argyle Deposit drilling from 2016 and 2017 focussed on testing mineralization discovered in 2014 trenching.  Drilling was successful in outlining mineralization over a strike length of 685 metres and down-dip to 225 metres outlining a Mineral Resource. The Argyle Deposit is open along strike and down-dip for future expansion.

Highlight assays from drilling at Argyle include:

•                  5.52 g/t gold over 15.0 metres (34.0 to 49.0 metres) in hole AE-16-40;

•                  9.31 g/t gold over 6.0 metres (86.8 to 92.8 metres) in hole AE-16-39;

•                  2.95 g/t gold over 15.0 metres (94.0 to 109.0 metres) in hole AE-16-43;

•                  2.91 g/t gold over 12.1 metres (68.3 to 80.4 metres) in hole AE-16-33;

•                  3.63 g/t gold over 12.0 metres (58.0 to 70.0 metres) in hole AE-17-46; and

•                  12.47 g/t gold over 5.0 metres (54.4 to 59.5 metres) in hole AE-17-58.

Drilling at the Goldenville-Maritec Prospect tested combined geophysical and geochemical targets over a strike length of 2.0 kilometres. Drilling was testing for gold deposits similar in character to the past-producing Nugget Pond Mine that are hosted within equivalent rocks to the Goldenville Formation.  Drilling successfully intersected the iron formation of the Goldenville sequence with local alteration, quartz veining and sulphide mineralization.  Drill hole highlight assays include 1.22 g/t gold over 1.0 m (GV-16-07) and 1.42 g/t gold over 0.42 m (GV-16-09).

Sampling, Analysis and Data Verification

Diamond drill core is delivered from the drill rig to the core login and core storage following from the most recent core. The core and core trays are labeled and the core is logged daily, which includes documentation of core recovery, lithology, alteration, mineralization and magnetic susceptibility.

The core is selectively sampled through the mineralized zone and with a shoulder of around 1 m either side of this. Broader sampling of the margins of mineralization within select holes or mineralized zones may occur.

Core is cut with a diamond saw lengthwise and generally divided into 1 m samples except where there is a reduction due to core loss or to respect geological boundaries. One-half of the cut core is bagged as a sample for analysis and the remaining half is retained in the core tray.

The sample is sealed with a plastic cable tie in a labelled plastic bag containing a corresponding sample tag matching a sample tag that remains with the core in its sampled location. The sample numbers are also labelled on the outside of each bag and checked against the contents, prior to delivery to the laboratory Anaconda employees deliver the sample batches to Eastern Analytical in Springdale, NL by truck.

The remaining core is archived along with the pulps and rejects, from the assay program and are permanently stored in racks at either the Pine Cove or Stog’er Tight core storage facility.

Verification of historical drilling at Stog’er Tight was accomplished by completing 9 twinned drill holes in 2014. Comparison between twinned hole pairs show good correlation. All twinned holes were included in the Stog’er Tight Mineral Resource estimate.

All fire assays are completed at Eastern Analytical, an independent analytical laboratory located in Springdale, NL, which is ISO 17025 accredited. The lower detection limit for the gold is 0.01 ppm.  Mineral Resource estimates for Pine Cove, Stog’er Tight and Argyle include samples analyzed by fire assay and samples determined by gravimetric finish at Eastern Analytical.

Check assays were completed at ALS Canada Ltd. (“ALS”) in North Vancouver, British Columbia on pulps from 2016 and 2017 drill core samples from the Argyle Deposit.  Overall the gold assay grades from Eastern Analytical reproduced very well in check assays. Overall the check assay results validate the fire assay results obtained from Eastern Analytical and used in the Argyle resource estimate.

Check assays have not been completed on sample pulps from the Pine Cove, Stog’er Tight or Goldenville drill programs.

A systematic quality control sampling program is employed throughout all diamond drill programs that includes the insertion of a natural blank and powdered reference standards for Au for at least every 25 core samples collected and at least one blank and one standard per sample shipment. Sample preparation and analytical procedures have been reviewed by Qualified Persons who concluded that data is collected according to industry standards and are adequate for use in Mineral Resource Estimation.

Results are monitored by senior personnel and if a batch fails a partial re-run of the samples is undertaken with a repeat standard; if this fails the whole batch is re-run with a new standard.

Mineral Processing and Metallurgical Testing

Metallurgical work on the Stog’er Tight Deposit consists of bench scale tests as well as a total of 26,557 tonnes of bulk sample material processed at the Pine Cove mill during 2016.  Bench scale samples were tested by RPC Science and Engineering of New Brunswick, Canada (“RPC”) for grind, liberation and flotation characteristics. Grinding studies indicated that the Stog’er Tight material (Malvem sizing analysis indicated 80% passing 74 um and 95% passing 150 um) appears to be much softer then the Pine Cove ore (80% passing 150 um). The RPC study also reported that when the Stog’er Tight material was subjected to the same flotation conditions as used in the Pine Cove mill a low grade final product was obtained (13.32 g/t gold at an Au recovery of 96.9% in 25.8% of the mass). Optimum results were obtained when slimes depressants/dispersants were employed.

The February 2016 bulk sample produced 638 ounces of gold from 15,167 tonnes at an average recovered grade of 1.66 g/t gold, resulting in a recovery of 79%. There were issues with organic material in the mill feed due to overburden present with the sample. The May 2016 bulk sample was much more successful, with 824 ounces of gold being produced from 9,991 tonnes at an average grade of 3.08 g/t gold, resulting in a recovery of 86%. The throughput was comparatively higher than when processing Pine Cove ore, confirming the work done by RPC in 2015. The December 2016 bulk sample comprised producing 64 ounces of gold from 1,404 tonnes at an average grade of 1.64 g/t gold, resulting in a recovery of 86%.

Metallurgical test work on core samples collected from the Argyle Deposit were conducted by RPC for grinding, flotation, gravity, and leaching characteristics. The core samples were crushed on arrival and blended to create a representative 25 kg sample, with a sub-sample being sent out for whole rock analysis, multi-element ICP analysis, and Au fire assay.

The milling curve was generated for the Argyle samples and was similar to that used for the Pine Cove ore in a previous study done by RPC. Grindability test work on the Argyle Deposit is recommended to confirm this finding. Utilizing the milling curve, four respective size fractions were generated for preliminary flotation test work to assess the liberation characteristics of the Argyle Deposit material.  These four size fractions were as follows:  70% passing 150 µm, 80% passing 150 µm, 90% passing 150 µm and 100 % passing 150 µm.  Flotation test work was carried out utilizing a flow sheet similar to the Pine Cove Mill configuration.

The test work indicated that four grind sizes tested on the Argyle material resulted in high Au recoveries. At a grind size of 80% passing 150 µm, which is currently employed at the Pine Cove mill, a sample containing a grade of 63.98 g/t gold in 4.6% of the mass at a recovery of 95.9 % could be produced.  When the liberation was increased to 90% passing 150 µm the gold recovery in the sample was further increased to 96.7% at a lower Au grade of 34.14 g/t gold in 6.3% of the mass.

Scoping flotation test work at varying grind sizes showed that while the highest cumulative Au recovery of 96.7% could be attained at 90 % passing 150 µm, the highest cumulative Au grade could be attained at 80 % passing 150 µm. At 80% passing 150 µm the cumulative concentrate contained 63.98 g/t gold in 4.6% of the mass with an Au recovery of 95.9%.

Centrifugal gravity concentration test work indicated that a gold concentrate could be produced prior to flotation at a grind size of 100% passing 425 µm. The gravity concentrate obtained 13.80 g/t gold in 8.0% of the mass at a recovery of 48.9%. Additional centrifugal gravity concentration test work at increased liberation was recommended on the Argyle feed material to evaluate the extent to which the gold recovery could be increased.

Cyanidation test work on a combination of flotation concentrate fractions indicated that a gold extraction value of 88.2% was obtained with a NaCN consumption value of 2.96 kg/t at a NaCN concentration of 2 g/L on this material. The lower extraction and higher consumption obtained as compared to the whole ore was potentially due to the higher S contents in the flotation concentrate material. The final residue grade was still high at 6.88 g/t gold. Further work to optimize the leaching recovery will be completed, as it is expected it should be closer to the leaching performance of other Point Rousse ores.

Samples of diamond drill core were also submitted to RPC during the summer of 2017 for ARD test work on the Argyle material. It was determined that of the 20 samples submitted, 18 were potentially not acid generating, 1 was potentially acid generating, and 1 was uncertain (NP/AP value between 2.0 and 1.0). Further work on ARD characterization will be completed in early 2018.

Routine Acid Rock Drainage (ARD) and metallurgical testing was also completed on the Pine Cove, Stog’er Tight and Argyle deposits.

ARD tests were completed on the Pine Cove tailings in 2015. A total of six samples were collected from the tailings facility and sent to RPC. All test results indicate that Pine Cove tailings are not acid generating. Stog’er Tight waste is not acid generating while ores can be potentially acid generating.  Stog’er Tight tailings will be deposited sub-aqueously in Pine Cove Pit mitigating any possibility of acid generating.

Mineral Resource and Mineral Reserve Estimates

The Mineral Resources for the Pine Cove Mine and Stog’er Tight Deposit were estimated by Ms. Catherine Pitman, P.Geo. Director and Principal Geologist with AdiuvareGE. Modelling and the gold block grade estimation were carried out using Datamine™ software. Mr. Michael Cullen, P. Geo., of Mercator Geological Services Ltd. is responsible for the Argyle Deposit mineral resource estimate that was completed using GEOVIA SurpacTM 6.8 modeling software.

Mineral Reserves for the Pine Cove Mine and Stog’er Tight Deposit were estimated by Qualified Person Ms. Gordana Slepcev, P.Eng and Chief Operating Officer of Anaconda Mining.

The Mineral Reserve estimates reported in the table below are included in Mineral Resources. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Point Rousse Mineral Resources1

(Effective December 31, 2017)

Deposit	[3]Cut-off (g/t)[3]	Indicated Tonnes[4]	Au (g/t)	Ounces
Pine Cove	0.5	863,500	2.07	57,730
Stog’er Tight	0.8	204,100	3.59	23,540
Argyle	0.5	543,000	2.19	38,300
Total Point Rousse		1,610,600	2.30	119,570

Deposit	[3]Cut-off (g/t)	Inferred Tonnes[4]	Au (g/t)	Ounces
Pine Cove	0.5	476,300	1.39	21,330
Stog’er Tight	0.8	252,000	3.30	26,460
Argyle	0.5	517,000	1.80	30,300
Total Point Rousse		1,245,300	1.95	78,090

Point Rousse Probable Mineral Reserves2,5

(Effective December 31, 2017)

Deposit	[3]Cut-off (g/t)	Probable Tonnes[4]	Au (g/t)	Ounces
Pine Cove	0.5	696,200	0.96	21,440
Stog’er Tight	1.0	191,500	2.39	14,740
Total		887,700		36,180

(1) — Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
(2) — The Pine Cove and Stog’er Tight Mineral Resource statement is inclusive of Mineral Reserves

(3) — Grams per tonne

(4) — Rounded tonnes

(5) — Proven Mineral Reserves have not been defined at the Point Rousse Project

The Pine Cove Mine Probable Mineral Reserve was estimated using an ultimate pit shell design created in GEOVIA SurpacTM 6.8 software and running a reserve report between this shell and the most recent topographic surface available. The Pine Cove open pits design was derived from optimized pit shells using GEOVIA Whittle 4.5 software and geotechnical pit designs inputs provided by Knight-Piesold Ltd. The block model used for the Pine Cove Probable Mineral Reserve was produced by AdiuvareGE in December 2017. Probable Mineral Reserves are estimated at a cut-off grade of 0.5 g/t gold and gold price of US$1,250/oz using only Indicated Mineral Resource blocks to which 5% mining dilution and 15% grade loss were applied.

The Stog’er Tight Deposit Probable Mineral Reserve was estimated using an ultimate pit shell design created in GEOVIA SurpacTM 6.8 software and running a reserve report between this shell and the most recent topographic surface available. The East and West open pits designs were derived from optimized pit shells using GEOVIA Whittle 4.5 software and geotechnical pit designs inputs provided by Knight-Piesold Ltd. Probable Mineral Reserves are estimated at a cut-off grade of 1.0 g/t gold and gold price of US$1,250/oz using only Indicated Mineral Resource blocks to which 7% mining dilution and 35% grade loss were applied.

The Argyle Mineral Resource was estimated using GEOVIA SurpacTM 6.8 modeling software to create the Deposit block model, develop digital geological and grade solids and interpolate gold grade. The Mineral Resource estimate is based on the validated Argyle Deposit database containing results for 52 holes totaling 4,820.2 metres of diamond drilling and 12 surface trenches. Mineralization is constrained within a digital 3D geologic solid constructed using Surpac™ modeling software and based on a nominal 0.5 g/t gold over 5m down hole length cut-off value. Contributing 1.0 metre assay composite populations were capped at a gold grade of 12 g/t.

Mining Operations

The Pine Cove Mine is an open pit, hard-rock gold mining operation, consisting of drilling, blasting, excavation and loading of haul trucks for ore and waste transport to surface.  Between 8,000 and 10,000 tonnes per day of combined waste and ore is mined. To date, the Pine Cove Pit has produced approximately 2.7 million tonnes of ore, and 13.6 million tonnes of waste for a total production of approximately 16.3 million tonnes of material.

The mine is a 350-metre wide open pit that will reach a maximum depth of 150 metres by end of production.  Access ramps are 15 metres wide and at a gradient of 10% in order to accommodate rear wheel drive haul trucks and facilitate two-way truck traffic. Haul trucks employed are 44 tonne John Deere 460D.

Production blast and grade control holes are typically drilled on a 3 metre by 3 metre pattern with a bench height of 6 metre using track mounted percussion drill rigs. Emulsion is used for production blasts and dynamite is used for pre-shear blasts. There are generally two blasts per week.

Grade control samples are analysed in house using a combination of Au assay via bottle leaching with AA finish and sulphur analysis via LECO. At Pine Cove there is a strong correlation between sulfur content and gold grade (1 g/t gold = 3000 ppm S). 10% of samples are sent to Eastern Analytical for check analysis via fire assay. Ore blocks for mining are determined by a combination of gold grades determined by the methods above combined with geological mapping and categorized based on the grade. Mined rock is separated and stockpiled according to its gold content. All rock above 0.5 g/t gold is stockpiled at the ROM pad and its corresponding ore piles while waste rock is hauled to the waste dumps.

To minimize dilution and ore loss, blast movement technologies is used to determine the ore movement during a blast. This technology produces moved ore outlines which are then defined with spray paint in corresponding colours on the blasted ore and downloaded to the excavators’ Leica GPS system. This system is backed up and aided by visual observations by the mine geologists. The ore is mined in three cuts to minimize ore/waste mixing and loss.

Waste rock at Pine Cove is stored in 3 separate mine waste areas. These include the South Mill Dump, located immediately southeast of the Pine Cove Mill; the North Pit Dump located to the immediate northwest of the Pine Cove open pit; and the rehabilitated West Dump, located immediately west of the Pine Cove open pit.  All dumps were built at overall slopes of 2H: 1V. Slopes are graded as required to allow for progressive rehabilitation and natural re-vegetation.

In 2016 Anaconda and its partners constructed a port facility northwest of the Pine Cove Mine and adjacent to the North Pit Dump. The port was constructed in order to facilitate the export of waste rock material from the North Pit Dump as construction aggregate. A total of approximately 3 million tonnes of waste rock was shipped from September 2016 to October 2017.

Mining at Stog’er Tight will begin in Q1 of 2018. This operation will be undertaken using the same mining and grade control methods that were employed at Pine Cove. Ore will be stockpiled at the Stog’er Tight prior to transport to the Pine Cove Mill for processing. Waste rock will be trucked to two storage areas adjacent to the Stog’er Tight open pits.

From 2018 to 2019, plans to mine a total of 191,500 tonnes of ore with an average grade of 2.39 g/t Au from Stog’er Tight.

Anticipated feed for the Pine Cove Mill will be sourced from ore remaining in the current Pine Cove Pit, existing ROM stockpiled ore (average grade of 1.2 g/t gold), marginal stockpiles (average grade between 0.5-0.6 g/t gold) and Stog’er Tight, and the Pine Cove Pond and Western Extensions of the Pine Cove Pit which would be developed in 2019.

Once mining from the main Pine Cove Pit is completed, it will be converted into in-pit tailings storage facility. This use of the pit as a tailings facility will not impede any other planned expansions of the pit.

Processing and Recovery Operations

The Pine Cove Mill operates as a grind/flotation circuit followed by leaching. Comminution is via a two-stage crushing plant followed by a 10 foot by 14 foot primary ball mill, which processes an average of 1,340 tonnes per day of ore. Cyclone overflow feeds the flotation circuit, with 3 column cells for roughing, 1 scavenger/staged reactor cell, and one cleaner cell. The concentrator has a flotation circuit which produces a gold-pyrite concentrate that advances to the leach circuit. Mass concentration is typically 2-4%, with a recovery of 92-93%. Flotation concentrate is thickened in a 4.5 m diameter thickener and reground in a 5.5 ft diameter ball mill down to a P80 of 20 microns. Leaching is conducted in a series of four 70 m3, mechanically-agitated leach tanks. Two drum filters and a Merrill-Crowe circuit are used for gold recovery from the pregnant solution. Cyanide destruction of leach tailings is achieved through the Inco SO2 process. The mill currently achieves 86-88% recovery.

Infrastructure, Permitting and Compliance Activities

The following is a listing of infrastructure present at the Pine Cove Mine and mill complex:

Access

•                                          5.5 km long all-weather gravel road that links the mine with the Ming’s Bight Highway (Route 418)

•                                          Mine roads/ramp, maintained by Bailey

•                                          Access roads to Romeo & Juliet and Anoroc

Administration Buildings

•                                          Administration office — wooden building with pitched roof

•                                          Engineering and Geology — modified trailer with pitched roof

•                                          Emergency Response Building — modified trailer

•                                          Mine Dry — modified trailer with pitched roof

Exploration

•                                          Core logging building and core storage racks

Mill

•                                          Mill Building — steel building (includes laboratory) (Plate 15)

•                                          Reagent Storage — wooden building (Figures)

•                                          Warehouse — 3 modified Sea Can Containers (Plate 16)

•                                          Primary Crusher — enclosed (Plate 15)

•                                          Onsite assay lab

•                                          Mill reclaim pump and 6” HDPE pipeline system running from the Polishing Pond to the Pine Cove mill

Mine

•                                          Standard open pit operation with 15 m wide ramp

•                                          Waste Dumps (Reclaimed West Dump, South Dump and North Dump)

•                                          Tailings Ponds TSF 1 and TSF2 (Phase I) — with geomembrane lined waste rock embankment

•                                          Polishing Pond

•                                          Run of the Mine Ore Pad and Ore Stockpiles (Including Marginal Piles)

•                                          Topsoil Stockpiles

•                                          Open pit dewatering system

Mine Contractor

•                                          Garage — steel building (Plate 17)

•                                          Office — modified trailer

•                                          Aggregate Crusher

•                                          Maintenance Shop — Crusher Area

•                                          Ship loading Office

•                                          Ship loading Conveyance System

Power

•                                          25 kV three-phase power line connected to the provincial power grid — the mill consumes 900,000 kW hours per month on average

•                                          150 KW/600 V through on-site generators for essential power to the plant for sanitary/minimum equipment operations

Water Supply

•                                          Pine Cove Pond water supply. The mill consumes an average of 70-80 m3 of water per hour

Port

•                                          Causeway and Timber Cribs

•                                          Barge offloading Facility

•                                          Access Road and Laydown

The Point Rousse Project and its operating Pine Cove and Stog’er Tight mines are in compliance with all current mining and effluent regulations.

In 2015/2016 the Company permitted and constructed a new polishing pond downstream and west of the previous polishing pond at the Pine Cove Mine. A second tailings storage facility was constructed at the site of the previous polishing pond. In order to accommodate tailings for future operations, The Pine Cove pit has been permitted as a tailings storage facility, capable of storing up 6 million tonnes.

In 2016 Anaconda and its partners constructed a port facility northwest of the Pine Cove Mine and adjacent to the North Pit Dump. The port was constructed in order to facilitate the export of waste rock material from the North Pit Dump as construction aggregate. A total of approximately 3 M tonnes of waste rock was shipped from September 2016 to October 2017. As part of the aggregates project a crushing facility was installed capable of producing 1.5” crushed rock. In order to undertake the aggregates project, Anaconda obtained all necessary provincial and federal approvals, secured bonds, and provided engineering support and design.

The Stog’er Tight Mine consists of two fully permitted open pits and approval is currently pending for the planned South Waste Dump. A condemnation report for this dump was submitted to the Department of the Natural Resources in fall 2017. Currently, the historic East Dump is being used to store waste rock.  As part of the development of the western pit, Fox Pond will be temporarily lowered by three metres to accommodate mining. All necessary approvals have been received for this work and dewatering of Fox Pond is being carried out currently.

Baseline environmental studies have started at Argyle in anticipation of submitting an Environmental Assessment application to the Department of Environment and Conservation.

Capital and Operating Costs

Capital expenditures budgeted for the Point Rousse Project for 2018 are $1,250,000, which includes sustaining capital of $520,000 for the Pine Cove Mill and $85,000 for the mine operations.

A total of $320,000 is budgeted for development costs at Stog’er Tight development and $325,000 is budgeted for environmental, permitting, engineering studies and development at Argyle. A forecast of projected capital expenditures are provided in the table.

A forecast of projected capital expenditures for the Project’s current mine life is as follows:

Capital Expenditure	2018	2019	2020
Pine Cove Mine	85,000	—	—
Pine Cove Mill	520,000	250,000	100,000
Stog’er Tight Development	320,000	230,000	—
Argyle Development	325,000	880,000	50,000
Total	1,250,000	1,360,000	150,000

Operating unit costs per tonne of ore for the Point Rousse Project are equal to budgeted costs for 2018. This budget is based on current mining and development plans and is supported by mining experience since 2010. Ore Trucking cost is related to transport of ore from Stog’er Tight to the Pine Cove Mill.

Operating Cost Estimates	Unit Basis	Cost per Unit ($)
Drilling & blasting	Total material mined	2.11
Load/haul	Total material mined	2.12
Trucking (Stog’er Tight)	Tonnes mined	3.00
Trucking (Argyle)	Tonnes mined	6.00
Services (indirect & maintenance)	Total material mined	4.78
Processing	Tonnes Milled	19.20
General and administrative	Tonnes Milled	3.00
Variable costs (shipments & refinery)	Tonnes Milled	0.49

Exploration, Development and Production

Future advances will result from remaining focused on resource growth and development of Mineral Resources. There are key areas within the Point Rousse Project what remain prospective for discovery, such as at Argyle, which is also open for expansion. Similarly, recent drill programs along strike from Stog’er Tight intersected mineralization and have not been further tested.  Adjacent to the Pine Cove Mine, the stratigraphy which hosts the Pine Cove deposit continues both east and west of the deposit and have not been fully explored yet remain prospective for gold deposits.

The Argyle Deposit also provides the potential for further mine development along the Scrape Trend.  Baseline studies have commenced, and required environmental assessment applications are expected to be submitted in 2018. Engineering studies are being conducted on the Argyle deposit to determine the feasibility of mining.  Exploration plans at Argyle continue to focus on expanding Mineral Reserves, and increasing the confidence of the known Resource for mine planning purposes.

Exploration and development work since 2012 on the Stog’er Tight Deposit has led to an initial Mineral Reserve and the transition to mining is planned for early in 2018. Further prospectivity has been recognized through drilling along strike to the west of the Stog’er Tight Deposit. In particular, drilling within the West Extension, the Gabbro Zone, and the 786 zone intersected significant grades and widths near surface indicating that more mineralization may be present.  More drilling is warranted in these areas to determine if Mineral Resources at Stog’er Tight can be expanded.

The Argyle deposit remains open for expansion along strike and at depth. The deposit also appears to contain a plunging control on high grade mineralization. Both these observations indicated that further drilling is warranted with the goal of expanding the deposit as well as identifying the high-grade zones and their geometry.

There are numerous geological similarities between the Stog’er Tight and Argyle deposits. Recent drilling indicates that the geological settings of these deposits are likewise similar and may be part of a continuous geological belt of rocks. To test this interpretation, ground geophysical surveys and further drilling of targets and geological mapping are warranted.

The Point Rousse Project contains numerous prospects and showings that have not been explored in detail through drilling. With the local geological understanding from Anaconda’s work in the area over the past five years, the broader prospectivity of the Project are better understood. For example, the association of Pine Cove, Stog’er Tight and the Argyle Deposits with the Scrape Fault. These observations better refine the exploration model. The discovery of the Argyle Deposit is an example.

Of interest for future exploration is the Deer Cove Trend, the Goldenville Horizon and the stratigraphy which hosts the Pine Cove Deposit, including the Anaroc prospect.  All are coincident with numerous showings and prospects and have local analogs as deposits or mines, and all are within 8 kilometers of the Pine Cove Mill.

Recommended work for the Point Rousse Project includes:  drill testing of the Pine Cove geology along strike from the Pine Cove Mine including the Anaroc prospect; follow up drilling along strike from Stog’er Tight to provide definition to gold intersections from recent drilling; ground geophysical surveys and diamond drilling at Argyle with the goal of expanding the deposit as well as conducting development work such as Environmental Assessment and detailed engineering designed as well as successive 2,700 and 30,000 tonne bulk samples. Regionally, further work is recommended along the Deer Cove trend and the Goldenville trend consisting of ground geophysical surveys and drilling of targets.  The expenditures required to facilitate this program is $5,250,000.

Pine Cove

•                  Conduct a 2,500 metre diamond drill program to better define mineralized zones at Pine Cove Pond and Northwest Extension.

Stog’er Tight

•                  Conduct a 2,500 metre diamond drill program to better define mineralized zones intersected along strike from the deposit with the goal of outlining further near surface Mineral Resources adjacent to Stog’er Tight.

•                  Conduct grade control infill program in Gabbro zone to further define any mineable resource in Gabbro zone (west of the current East and West Pits).

•                  Refine West and East pit designs based on in-fill grade control program in early 2018.

Argyle

•                  Conduct a 50 line kilometer, ground magnetic and Induced Polarization survey along strike, both east and west, of the Argyle deposit to develop new drill targets.

•                  Geological Mapping of the Stog’er Tight to Argyle area.

•                  Conduct a 7,500 metre diamond drill program at Argyle with the goal of expanding the deposit and refining the interpreted high-grade plunging shoots.

•                  Conduct a Mineral Resource Estimate of the Argyle Deposit following the successful drill campaign to expand the deposit and refine structural controls on mineralization.

•                  Conduct further engineering studies at Argyle deposit to prepare mining plan. Pending a positive cash flow analysis proceed with permitting of Argyle deposit.

•                  Prepare Environmental Registration Document for Argyle.

•                  Collect a 2,700 tonne bulk sample from the Argyle Deposit followed by a 30,000 tonne bulk sample to refine the milling process and other variables necessary to efficiently extract Argyle mineralization. The bulk sample will also allow the refinement of grade control and blasting techniques, and the evaluation of a potential production schedule. It is recommended that this information be used to evaluate the feasibility of future production at Argyle.

•                  Prepare and Submit Development, Rehabilitation and Closure plan for Argyle.

Other Prospective Exploration Targets

•                  Conduct a 1,500 metres drill program at Anoroc to test the stratigraphy associated with mineralization at the Anaroc prospect along strike from the Pine Cove Mine.

•                  Conduct ground geophysical surveys along the Deer Cove trend and along the western half of the Goldenville Trend with the goal of developing geophysical targets for investigation. If targets are generated drill test the targets with a nominal 4,000 metres drill program.

THE GOLDBORO PROJECT, NOVA SCOTIA

On March 2, 2018, the Company filed a Preliminary Economic Assessment (“PEA”) for the Goldboro Gold Project.  Each author has reviewed and approved the technical and scientific information that has been summarized from the Goldboro PEA included in this AIF.  Paul McNeill, P. Geo., and Gordana Slepcev, P. Eng., have also reviewed other technical and scientific information not summarized from the Goldboro PEA and included in this AIF.

All summaries and references to the Goldboro PEA are qualified in their entirety by reference to the complete text of the Goldboro PEA, which is available on SEDAR at www.sedar.com under Anaconda’s profile.

Property Description and Location and Access

The Project is comprised of the West Goldbrook, Boston-Richardson, and East Goldbrook systems.

The Property is situated on the eastern shore of Nova Scotia, Canada, with the central point of the Property being approximately located at 45° 12’ 2.6” N latitude and 61° 39’ 2.0” W longitude.  The Property consists of 37 contiguous claims covering a total area of approximately 592 hectares held under Exploration Licence No. 05888.  This title is in its 38th year of issue in 2017.

The Property is located approximately 175 km northeast of the city of Halifax, 60 km southeast of the town of Antigonish, and 1.6 km north of the village of Goldboro, on the eastern shore of Isaac’s Harbour, in Guysborough County, Nova Scotia, Canada.  The elevation is approximately 70 m above sea level.  All weather Highway 316 links the village of Goldboro to the town of Antigonish. A secondary gravel road (Goldbrook Road), accessed from Highway 316, crosses the Property and passes near the Boston Richardson shaft and the newer access ramp.  Smaller logging roads and trails provide good access to most areas of the Property.

History

Gold mineralization on the Property was first discovered in 1862 by Howard Richardson of the Geological Survey of Canada in quartz veins within the Isaac’s Harbour anticline. The gold-bearing Boston-Richardson belt (slate and quartz) was subsequently discovered by Richardson in 1892. The Richardson Gold Mining Company began production from the belt in 1893 at an average reported grade of 0.38 oz. of gold per short ton (13.03 g/t Au;) milled. Milling recoveries were reported to be in the 50 to 60% range.

From 1901 to 1905, three gold-bearing belts were intersected in the Dolliver Mountain mine, located 2 km west of the Boston-Richardson mine. In 1904, 205 oz. (6,376 g) of gold were recovered from 8,059 short tons milled, producing an average gold grade of 0.87 g/t. Work at Dolliver ceased in 1905 due to unfavourable drilling results. In 1907, the East Goldbrook property that adjoins the Boston-Richardson property to the east was acquired by F.S. Andrews and others. A shaft was sunk 175 feet (53 m), and three promising gold-bearing belts were explored in 1908. One of these was reported as being well-mineralized but no other work was carried out on the property at that time. Operations were suspended on August 15, 1908 due to financial difficulties but were later resumed.

From 1909 to 1910, the West Goldbrook exploration shaft intersected five gold-bearing belts. Three of these were mill tested but results were unsatisfactory and the mine was abandoned.

Government records show total gold recovery from 1893 to 1910 for the property to be 54,871 ounces (1,707 kg) from 414,887 short tons of material milled (376,303 t), with this producing an average recovered gold grade of 4.11 g/t. However, mill recovery is reported to be approximately 67% (Roy, 1998). Intermittent activities on the property between 1910 and 1981 included metallurgical test work, reprocessing of mine tailings, shaft sinking, and cross-cutting.

In 1981, Patino Mines (Quebec) Ltd. completed a geophysical program covering the Upper Seal Harbour district. In 1984, Onitap Resources Inc. (Onitap) acquired 37 claims overlying the property. Between 1984 and 1988, Onitap conducted diamond drilling programs, airborne VLF-EM surveys and surface Induced Polarization (IP) surveys. During this period several new mineralized belts were discovered.

Orex Exploration Inc. (Orex) acquired the Goldboro property from Onitap in 1988 and, with the exception of a period of inactivity from 1996 to 2004, since that time has actively pursued both surface and underground exploration programs, including large amounts of core drilling, metallurgical testing programs, resource estimation programs and economic assessments of the property. The most recent major exploration effort consisted of an extensive core drilling assessment of the property that was carried out by Osisko Mining Corporation under terms of agreement with Orex during the 2010 to 2012 period.

In May of 2017, Anaconda acquired control of the Goldboro Property under terms of a court-approved plan of Arrangement whereby Orex became a subsidiary of Anaconda. Work programs carried on in 2017 by Anaconda are summarized in the Exploration section below.

Geological Setting and Mineralization and Deposit Types

The Goldboro Property is underlain by folded sedimentary rocks of the Cambro-Ordovician Goldenville Group of the Meguma Supergroup. This group consists of interbedded meta-greywacke, meta-arenite, and meta-siltstone (slate or argillite) that are affected by the east-west trending, upright, Upper Seal Harbour anticline.

Quartz veins systems associated with the hinge zone of the moderately east-plunging Upper Seal Harbour anticline are the most important hosts for gold in this district, but gold values are also present in hosting slate units in association with disseminated sulphides and adjacent to some vein contacts. Mineral resources reported below occur in three spatially contiguous zones along the Upper Seal Harbour anticline. In combination, these comprise the total Goldboro Deposit for current reporting purposes and consist of the West Goldbrook, Boston-Richardson, and the East Goldbrook systems. Each system is characterized by stacked, gold-bearing quartz-veined stratigraphic intervals that can be correlated both along strike and down dip.

Veins at Goldboro, which form during deformation, present three major geometries commonly referred to as ‘reefs’, these being saddle reefs, leg reefs, and spur reefs. Saddle reefs occur about the apex of the fold and are commonly the dominant vein types within some Nova Scotia gold districts. Leg reefs extend down the limbs of the fold, beyond the saddle reefs and are generally parallel with the argillite layers. They may also be identified as bedding parallel or ‘BP’ veins. Spur reefs are veins that cross between layers and may be in the apex of the fold or on its limbs.

The Goldboro Deposit contains all three types of reefs outlined above but is also characterized by mineralization within the host argillite units. Because the Goldboro Deposit contains saddle, leg, and spur reefs and also has gold within the argillite hosting the veins, it contains significantly more gold resources than deposits that contain gold only in the reefs and not in the host argillite.

The Goldboro Deposit contains at least 30, stacked, quartz-argillite belts that vary in thickness from less than a metre up to 20 metres. These are folded into a tight, gently east-plunging, anticline referred to as the Upper Seal Harbour Anticline. The deposit is divided into three broad zones: the East Goldbrook, Boston-Richardson, and West Goldbrook systems. The East Goldbrook and Boston-Richardson systems are separated by a thick greywacke sequence (the Boston-Richardson Marker) with the East Goldbrook system above the greywacke and the Boston-Richardson below. The West Goldbrook is separated from the Boston-Richardson by a fault zone but is generally the continuation of the Boston-Richardson zone on the west side of the fault. The trace of this Upper Seal Harbour anticline crosses the Property and is found near the Dolliver Mountain several kilometres to the west of the Goldboro Deposit demonstrating that the structure which hosts gold continues for several kilometres.

The turbidite-hosted gold deposits of Nova Scotia have been compared to similar-age turbidite-hosted quartz vein deposits elsewhere in the world, particularly those in the Bendigo and Ballarat areas of the Lower Paleozoic Lachlan Fold Belt in the state of Victoria, Australia, and have historically been similarly classified. Robert et al. recognized this deposit class and proposed that it be identified as a member of the ‘Turbidite-hosted, quartz carbonate vein deposit (Bendigo Type)’ category. Categorization within the USGS classification system of mineral deposits places the Goldboro Deposit in the broad 36A category of ‘Low-Sulphide Gold-Quartz Vein Deposits’.

Exploration

Anaconda acquired its interest in the Goldboro property early in 2017 under terms of a court-approved Plan of Arrangement whereby Orex became a subsidiary of Anaconda. On this basis, work completed by Orex and others prior to the acquisition is considered historic in terms of current NI 43-101 technical reporting. A brief summary of historic exploration was presented above in History section above. Work completed by Anaconda on the property since its acquisition in March of 2017 includes two drilling programs identified as Phase 1 and Phase 2, retention of Mercator to complete a new mineral resource estimate, and retention of WSP to complete a Preliminary Economic Assessment of the Goldboro Project. The Phase 1 core drilling program (holes BR-17-01 to 05) was designed to obtain material for metallurgical testing and geotechnical analysis and to initiate deposit exploration. The larger Phase 2 program focused on infill and extension drilling (holes BR-17-06 to 13) and was initiated in November of 2017. Assay results of holes BR 17-11 to 13 of that program were disclosed prior to the completion date of this report but after the effective date of the current mineral resource estimate.

In addition to the drilling and associated metallurgical programs, the Company retained Mercator to prepare an updated mineral resource estimate, Thibault and Associates Inc. (Thibault) to carry out metallurgical test work, and WSP to prepare a PEA based on current project results. This report documents work programs carried out by the three consulting firms noted, summarized particulars of which appear in this summary.

Drilling

A total of 65,968 m of surface and underground diamond drilling was completed between 1984 and 2011. Orex was corporately involved in all programs from 1988 through 2011, and earlier programs were carried out by Onitap, Petromet Resources Ltd., and Greenstrike Gold Corp.

In 2010, reverse circulation (RC) drilling equipment was used by Osisko to explore near-surface gold mineralized structures on the Goldboro property by recovering basal till and bedrock samples for gold assaying and whole-rock analysis. The program consisted of 64 RC drillholes completed in the East Goldbrook, Ramp, and West Goldbrook areas. Assay results from the RC drill program were not used for the resource estimate.

During the summer of 2017, Anaconda completed a five-hole (BR-17-01 to 05), 643 m, diamond drill program that tested the Boston-Richardson and East Goldbrook Systems. Drilling of the five holes was completed in order to collect samples for metallurgical test work on the Goldboro mineralization, with each of the completed holes twinning an historic drillhole.

Multiple occurrences of visible gold and assays with high gold grades are present in all five drillholes. Selected uncapped assay highlights originally reported in the Anaconda press release date July 27, 2017 were based on standard 30 g fire assay with AA finish. Highlights of the fire assays from the program are noted in point form below:

•                  2,513.20 g/t gold over 0.5 m within 485.07 g/t gold over 2.6 m (33.1 to 35.7 metres) and 33.26 g/t gold over 1.0 m (110.0 to 111.0 m) in hole BR-17-04;

•                  7.85 g/t gold over 3.7 m within 3.22 g/t gold over 11.4 m (169.2 to 180.6 m) in hole BR-17-02;

•                  9.77 g/t gold over 2.3 m within 2.33 g/t gold over 13.4 m (17.4 to 30.8 m) in hole BR-17-03;

•                  16.96 g/t gold over 1 m within 3.96 g/t gold over 5.5 m (115.5 to 121 m) in hole BR-17-05; and

•                  5.56 g/t gold over 1.2 m within 1.35 g/t gold over 10 m (25.0 to 35.0 m) and 13.00 g/t over 0.5 m within 3.65 g/t gold over 2 m (53.5 to 55.5 m) in hole BR-17-01.

Subsequent screen metallic assays for selected samples above 0.5 g/t gold were also returned for holes BR-17-01 to 05 and include the intervals noted above. Uncapped assay highlights based on the screen metallic laboratory procedures are noted in point form below and illustrate the impact of such processing:

•                  779.97 g/t gold over 0.5 m within 151.42 g/t gold over 2.6 m (33.1 to 35.7 m) and 26.89 g/t gold over 1.0 m (110.0 to 111.0 m) in hole BR-17-04;

•                  8.95 g/t gold over 3.7 m within 3.57 g/t gold over 11.4 m (169.2 to 180.6 m) in hole BR-17-02;

•                  15.13 g/t gold over 2.3 m within 3.25 g/t gold over 13.4 m (17.4 to 30.8 m) in hole BR-17-03;

•                  204.34 g/t gold over 0.8 m within 11.12 g/t gold over 16.6 m (44.4 to 61.0 m) in hole BR-17-03;

•                  12.92 g/t gold over 1.0 m within 2.96 g/t gold over 5.5 m (115.5 to 121 m) in hole BR-17-05;

•                  141.02 g/t gold over 1.2 m within 17.94 g/t gold over 10.0 m (25.0 to 35.0 m) in hole BR-17-01; and

•                  57.41 g/t over 0.5 m within 14.60 g/t gold over 2.0 m (53.5 to 55.5 m) in hole BR-17-01.

Multiple occurrences of visible gold and assays with high gold grades are present in all five holes.

In addition to the metallurgical drilling program described above, Anaconda completed eight additional core holes on the property (BR-17-06 to BR-17-13) totaling 3,553.3 m of drilling late in the year. Hole locations were selected to provide local infill and mineralized zone extension information. Currently, casing remains in these 2017 holes. Results of sampling and assaying were not available for holes BR-17-11 to 13 at the completion date of the Goldboro PEA.

Uncapped regular fire assay highlights from the fall 2017 drilling program include:

•                  34.70 g/t gold over 3.5 m (82.0 to 85.5 m) in hole BR-17-09;

•                  24.34 g/t gold over 3.8 m (389.9 to 393.7 m) in hole BR-17-06;

•                  9.12 g/t gold over 3.2 m (293.8 to 2.97 m) in hole BR-17-08;

•                  31.56 g/t gold over 1.0 m (259.0 to 260.0 m) in hole BR-17-08;

•                  59.97 g/t gold over 0.5 m (272.7 to 273.2 m) in hole BR-17-06; and

•                  17.68 g/t gold over 0.5 m (69.6 to 70.1 m) in hole BR-17-10.

Results of drilling completed by Anaconda in 2017 have not been included in the current NI 43-101 mineral resource estimate presented in the Goldboro PEA.

Sample Preparation, Analyses and Security and Data Verification

Sample preparation, analysis, and security discussions for all drilling programs carried out on the property prior to 2010 were addressed in previous NI 43-101 resource estimate technical reports completed by Gervais et al. (2009), Puritch et al. (2006), Bourgoin et al. (2004), Cullen and Yule (2013, 2017). Drillholes from programs completed between 1984 and 2011 are included in the database used for the current resource estimate. The sampling approaches in programs carried out prior to 2005 generally reflect sampling of visibly determined mineralized belts, respective of major geological units, plus varying amounts of adjacent material. Exceptions to this, which include continuous core sampling and/or total core rather than half core sampling, pertain to certain historic metallurgical programs. Continuous mineralized zone sampling, respective of major lithologic units, pertains to 2005 and later programs.

Drill core samples from surface drilling programs carried out in 2005 (HQ core) and 2008 (NQ core) were generated by Orex during this period. Samples were sent to ALS Chemex (ALS) facilities in either Val-d’Or, Québec (2005) or Timmins, Ontario (2008). Standard rock sample crushing and grinding procedures at ALS were followed by initial fire assay (FA) fusion-FA finish analysis of 50 g pulp splits. If the initial result met or exceeded a 2.5 g/t gold threshold, analysis of a second coarse reject split was carried out using a gravimetric finish. Composite metallurgical samples were created from coarse reject materials selected by Orex consultants and these were submitted to SGS Lakefield for whole sample metallurgical testing. A quality assurance and quality control program that included analysis of Certified Reference Material (CRM), field duplicates, coarse reject duplicates, pulp split duplicates, and blank samples was carried out with respect to both the 2005 and 2008 programs, and results of these programs are presented in the report.

The 2010-2011 Osisko program was carried out under project supervision of Mr. J. Lafleur, P. Geo. And site supervision by consultant Mr. Bruce Mitchell, P. Geo. W.G. Shaw and Associates Ltd. Provided most core logging, sample cutting, and field support staff for both programs and Mercator supplied one P. Geo. staff geologist to assist with the 2011 core logging. All of the NQ-sized core was logged, photographed, sampled, bagged, tagged, and sealed at the Goldboro site by qualified personnel. Logging utilized Gemcom GemsTM Logger software, and project protocols included progressive, systematic, and secure offsite backup of digital drilling, logging, and sampling data. At ALS, each sample was crushed to 70% < 2 mm, split to 250 g using a riffle splitter, pulverized to 85% at < 0.075 mm, and made into a 50 g sample of the pulp. The 50 g pulp was fire assayed with atomic absorption spectrometry finish (ALS codes Au-AA24 and Au-AA26). Samples exceeding the atomic absorption spectrometry threshold were re-assayed using a gravimetric finish (ALS code Au-GRA22). All samples containing visible gold were directly assigned for processing using the total metallic screen method with FA-AA or gravimetric finish. Review of assessment reporting related to the various drilling programs carried out during the 1984 to 2005 period showed that, with the exception of the metallurgical and check sampling program carried out by Placer in 1995, no structured programs designed to systematically monitor quality control and assurance issues for drill core were in place. Orex drilling programs in 2005 and 2008 and Orex-Osisko programs in 2010 and 2011 were subject to rigorous QA/QC programs, with some procedural changes incorporated during the period.

During the 2017 Anaconda program, drill core samples were collected systematically down the hole based on the occurrence of visual alteration, mineralization and quartz veining. Samples ranged in length from 0.3 to 1.0 m depending on the nature and width of veining and mineralization samples, while trying to best honour geological contacts. Samples were collected of quarter-sawn drill core and shipped to Eastern Analytical Limited in Springdale, Newfoundland- and Labrador for analysis via standard 30 g fire assay with Atomic Absorption (AA) finish. Samples were also analysed at Eastern Analytical via total pulp metallics method (screen metallic) using the entire sample for samples assaying greater than 0.5 g/t gold, and all samples were submitted for 34-element ICP analysis.

Core sample records, lithologic logs, laboratory reports and associated drillhole information for all drill programs completed in the 1984 to 2011 period were digitally compiled for use in Gemcom-Surpac Version 6.2.1® (SurpacTM) deposit modeling software. Historic and current drilling program information was reviewed and digital records of historic drilling were checked for both consistency and accuracy against original source documents available through NSDNR or received from Orex. All 2010 and 2011 drillhole coordination and orientation data inputs were checked, and validation of approximately 20% of the assay dataset for sample interval and assay value information against corresponding source documents was carried out.

After completion of all manual record checking procedures, the drilling and sampling database records were further assessed through digital error identification methods available through the SurpacTM modeling software. The digital review and import of the manually checked datasets through SurpacTM provided a validated Microsoft Access® database that Mercator considered to be acceptable with respect to support resource estimation programs.

In January of 2013, Mercator staff completed a site visit at Goldboro during preparation of the 2013 resource estimate. An independent check sampling program consisting of 22 quarter-cut core samples was completed during the visit. The check sample program results are interpreted as confirming the general mineralized character of the core intervals tested, with new data showing a low bias in most cases. This is considered a reflection of ‘nugget-effect’ that is a well-documented characteristic of gold mineralization on the Goldboro Property. A drillhole location check of 17 collar coordinates was also completed during the site visit with acceptable results.

Mineral Processing and Metallurgical Testing

The Goldboro Deposit is characterized by relatively abundant and coarse free gold and gold associated with sulphide minerals, predominantly arsenopyrite. Based on previous testing by other developers and a 2017 test program by Anaconda, Goldboro is a free-milling deposit which can be readily pre-concentrated by gravity concentration and flotation. The contained gold is amenable to leaching by cyanidation.

The 2017 bench-scale metallurgical test program assessed the extraction of gold from a single composite sample grading 3.44 g/t gold, 0.59% sulphide sulphur, and 1.02% arsenic. At a grind size of 80% passing 110 micron, 46.4% to 62.1% of the gold was recovered to a gravity concentrate grading 4,255 to 4,587 g/t gold. Flotation of the gravity tailings produced a concentrate mass yield of 5.8% to 6.7%, grading 22.3 to 24.3 g/t gold. The combined gravity and flotation recovery of gold was 96.6% to 97.8%. The gravity concentrate was readily leachable using an intensive cyanide leach, with 99.5% extraction of gold over 48 hours. Cyanide leaching of the flotation concentrate resulted in 96.6% to 97.3% extraction of the contained gold within 48 hours, for regrind specification of 80% passing 18.1 and 12.8 microns, respectively. The overall flowsheet tested, including gravity, flotation, flotation concentrate re-grind, cyanide leach of the flotation concentrate, and intensive cyanide leaching of the gravity concentrate, was 95.1% to 95.3%.

Two process strategies were considered for this study: Base case scenario, based on a gravity-flotation concentrator at Goldboro with delivery of concentrate to the existing Pine Cove facility for leaching and gold recovery, and Scenario 3 where the resource material is shipped for complete processing at Pine Cove during a start-up period before transitioning to building and operating a new gravity-flotation concentrator at Goldboro as in Base Case. In both cases, the process facility nameplate capacity would be 800 and 575 tonnes per day respectively.

The concentrator at Goldboro would include two-stage crushing, single-stage ball milling, centrifugal gravity separation, and flotation. The concentrates would be thickened and filtered to facilitate transportation to Pine Cove. The existing Pine Cove facility includes crushing, grinding, flotation, concentrate regrind, cyanide leach of concentrate, leach slurry filtration, Merrill Crowe gold precipitation, and cyanide destruction. At Pine Cove, a gravity circuit would be added only for the start-up period of Scenario 3 when complete processing takes place at Pine Cove. Otherwise, the Pine Cove modifications include equipment to feed the flotation concentrate to the existing regrind and cyanide leach, and additional tailings treatment equipment for arsenic removal. The gravity concentrate would be refined at Pine Cove in the existing furnace currently in use for gold recovered from the Merrill Crowe operation.

Based on the 2017 bench scale test recoveries for gravity, flotation and cyanidation, and typical Pine Cove gold recoveries downstream of the cyanide leach, the study has been based on the following overall gold recoveries from Goldboro: 93.6% with a Goldboro concentrator feeding Pine Cove, and 92.7% if no concentrator is built at Goldboro and all processing is at Pine Cove.

Mineral Resource Estimate

The current mineral resource estimate for the Goldboro Deposit is based on validated results of 272 surface drillholes and 119 underground drillholes, for a total of 66,743 m of diamond drilling. Drilling completed in 2017 by Anaconda has not been incorporated into the current mineral resource estimate. Modeling was performed using Geovia SurpacTM 6.7.2.2 modeling software with gold grades estimated for Inferred and Indicated category resources using inverse distance squared (ID2) interpolation methodology and capped 1.0 m downhole assay composites. Measured category blocks are restricted to a Metallurgical Bulk Composite digital solid within which grade was interpolated using Nearest Neighbour methodology. Block size is 2 m (x) by 2 m (y) by 2 m (z) with no sub-blocking allowed. The drilling-defined deposit is divided into three spatial domains for modeling purposes, these being (1) the West Goldbrook System, (2) the Boston-Richardson System, and (3) the East Goldbrook System.

Sectional interpretations correlating folded ‘belts’ of argillite and quartz veining supporting a minimum gold grade of 0.50 g/t were first defined and then digitally wireframed to create three-dimensional solid model domains. A total of 15 belt domains were created for the Boston-Richardson System, 8 belt domains for the West Goldbrook System, and 7 belt domains for the East Goldbrook System. All mineralized belt domains are centered on the hinge area of the Upper Seal Harbour Anticline, which plunges 20 to 30° to the east over a strike length of 1,500 m in the deposit area. Belts have been defined to depths of up to 400 m below surface and vary in average thickness from a few metres or less in fold limb areas to tens of metres in hinge zone saddles. A digital terrain model of the top of bedrock surface was also developed to constrain the model, along with digital solid models for underground workings and an east trending fault zone that intersects the Boston-Richardson Zone belts; the New Belt Fault.

Grade interpolation for Inferred and Indicated Mineral Resources was constrained within the various belt domain wireframes using two interpolation passes, the first utilizing 90 m major axis, 75 m semi-major axe and a 25 m minor axis, with contributing assay composites capped at 80 g/t gold, and a second pass utilizing a 125 m major axis range, a 100m semi-major axis range, and a 25m minor axis range, with contributing gold assay composites capped at 80 g/t gold. Multiple search ellipsoid orientations were applied in each pass to accommodate local variations in mineralization trends. These generally conform in strike to the east-west trend of the regional anticline’s axial surface, have 60° - 70° dip orientations that match anticline limbs, and show major axis east plunges of 25° - 30°. For the first interpolation pass, block grades are based on contributing 1 m downhole assay composites constrained to a minimum of 1 and a maximum of 9, with no more than 3 composites from a single drillhole. For blocks with 2 or fewer contributing drillholes in pass one, the second interpolation was used to assign block attributes using the same contributing composite parameters as in the first interpolation pass. The New Belt Fault solid was separately interpolated from contained 1.0 m downhole assay composites, using the second pass interpolation methodology described above and a vertically dipping ellipsoid oriented at 083° azimuth.

A density value of 2.70 g/cm³ was applied to all resource blocks. Density and gold attributes for all resource blocks intersecting underground development and stoping solid models were defaulted to null values.

A solid model wireframe within the Boston-Richardson Zone was developed to define an area of influence for 23 HQ surface drillholes completed in 2005 that were used in bulk composite metallurgical tests for belts historically identified as the Boston-Richardson, New Belt 1, New Belt 2, and New Belt 3. These occur on the anticline’s south limb and in the hinge zone. This Metallurgical Bulk Composite solid extends 150 m along strike and 90 m downdip, and has an average width of 5 m on the fold limb and 35 m in the hinge zone. Model blocks intersecting this solid were assigned gold grade values using Nearest Neighbour interpolation methods and only metallurgical bulk composite assay results for the 23 HQ drillholes from 2005 were applied.

Measured Mineral Resources are defined as all interpolated blocks within the Metallurgical Bulk Composite solid. Indicated Mineral Resources are defined as all other interpolated blocks with at least seven contributing assay composites having a maximum average distance of 50 m from the block centroid. Inferred Mineral Resources are defined as all remaining interpolated blocks that occur within the various belt model solids.

Block grade, block density, and block volume parameters for the Goldboro deposit were estimated using the methods described. Subsequent application of resource category parameters set out above resulted in the mineral resource estimate statement presented in the table below. Results are in accordance with Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines (the CIM Standards, 2014) as well as disclosure requirements of National Instrument 43-101. A mineral reserve has not been estimated for the Project as part of the Goldboro PEA.

Goldboro Project Mineral Resource Statement — Effective December 31, 2017

Boston Richardson Zone Open Pit Mineral Resources Within Optimized Pit at 0.50 g/t Au Cutoff

Category	Rounded Tonnes	Au g/t	Rounded Troy Ounces
Measured	397,000	2.88	36,800
Indicated	662,000	3.09	65,800
Measured and Indicated	1,059,000	3.01	102,500
Inferred	45,000	2.54	3,700

Combined Boston-Richardson, East Goldbrook, and West Goldbrook Zones
Underground Mineral Resources at a 2.0 g/t Au Cut Off

Category	Rounded Tonnes	Au g/t	Rounded Troy Ounces
Measured	22,000	4.70	3,300
Indicated	2,564,000	5.09	419,600
Measured and Indicated	2,586,000	5.09	422,900
Inferred	2,497,000	4.28	343,600

Combined Total Resources for Boston-Richardson, East Goldbrook, and West Goldbrook Zones

Category	Rounded Tonnes	Au g/t	Rounded Troy Ounces
Total Measured and Indicated	3,645,000	4.48	525,400
Total Inferred	2,542,000	4.25	347,300

Notes:

(1)         Mineral resources were prepared in accordance with NI 43-101 and the CIM Standards (2014).

(2)         Open pit mineral resources are reported at a cut-off grade of 0.5 g/t gold within the WSP base case pit shell and are based on a gold price of CA$1,550/oz and a gold processing recovery factor of 95%. These include PEA base case open pit resources that have an estimated life of mine strip ratio of 7.3:1 (waste tonnes:PEA tonne).

(3)         Appropriate mining costs, processing costs, metal recoveries and inter ramp pit slope angles were used by WSP to generate the base case pit design.

(4)         Rounding may result in apparent summation differences between tonnes, grade and contained metal content.

(5)         Tonnage and grade measurements are in metric units.  Contained gold ounces are in troy ounces.

(6)         Contributing assay composites were capped at 80/g/t Au.

(7)         A density factor of 2.70 g/cm3 was applied to all blocks.

(8)         Tonnages have been rounded to the nearest 1,000 tonnes; ounces have been rounded to the nearest 100 ounces.

(9)         Mineral resources that are not mineral reserves do not have demonstrated economic viability. This estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Mining Operations

Conventional open pit mining methods and underground narrow vein longhole retreat method have been selected for the PEA study. The life-of-mine (LOM) plan is based on commencing the mining operations with the open pit. The open pit has a mine life of approximately four years, including one year of pre-production.

The underground mine is planned to commence in Year 1 with development. It is planned to require two years of underground development. Underground production is planned to commence in Year 3. The underground has a mine life of six years production with two years pre-production.

The following table summarizes the LOM potential mill feed resource. The potential mill feed consists of approximately 27% inferred resources.

	Units	Total LOM
Open Pit Mining
Material Mined	k t	8,951
Strip Ratio	W:PMF	7.3
Waste Rock Mined	k t	7,875
PMF Rock Mined	k t	1,076
Au	g/t	2.99
Underground Mining
PMF Rock Mined	k t	1,358
Au	g/t	6.83
Mill Feed Plan
Mill Feed Tonnes	k t	2,434
Head Grade, Au	g/t	5.13

Processing and Recovery Operations

A 2017 bench scale test program on the Goldboro Deposit has demonstrated that the mineralization is readily pre-concentrated by gravity separation and flotation, and the resulting concentrates are amenable to cyanide leaching at high recoveries. Bench scale testing of gravity, flotation, intensive cyanide leaching of the gravity concentrate, and cyanidation of the flotation concentrate yielded an overall gold recovery of 95.1% to 95.3% for a sample grading 3.44 g/t gold. Considering the typical recoveries in the existing Pine Cove facility downstream of the cyanide leach that were not included in the bench scale tests, overall Goldboro gold recoveries to gold doré were based on 92.7% to 93.6% in the Goldboro PEA.

A process strategy has been proposed where gravity and flotation concentrate is produced on site at Goldboro, reducing the mass of material to be shipped to Pine Cove for final gold recovery using the existing cyanide leach and Merrill Crowe process. An optional start-up strategy was also assessed where the entire feed is sent to Pine Cove initially for complete processing at that site, before ultimately constructing and transitioning to the gravity-flotation concentrator at Pine Cove.

Infrastructure, Permitting and Compliance Activities

The following buildings and infrastructure are envisioned for the Project in order to support operations:

•                                          Administration office;

•                                          Maintenance workshop and warehouse;

•                                          Process plant building and laboratory;

•                                          Fuel storage;

•                                          Explosive magazines;

•                                          Tailings storage facility;

•                                          Access roads, stockpile pads;

•                                          Underground portal, ventilation fans and compressors;

•                                          Electrical system — main substation.

The locations of surface facilities have not been subjected to detailed studies. Geotechnical studies will be required to be completed to determine optimal locations for the various infrastructure items.

Permitting and Compliance

Anaconda is intending to register the Project in the spring of 2018. In preparation for Environmental Assessment (‘EA’) registration numerous activities were undertaken during 2017 including baseline, archeological, and engineering studies. An EA can take more than one year to complete; once given, approval from an EA does not expire. If the project is registered federally this may add up to two years to the permitting time line.

Anaconda has opened opportunities for dialogue and engagement with representation from the Nova Scotia Mi’kmaq First Nations, the Municipality of the District of Guysborough, and the public regarding the Goldboro project.

Anaconda has participated in two meetings thus far with Chief Terry Paul who is the Co-Chair of the Assembly of Mi’kmaq Chiefs for Nova Scotia and is responsible for the Mining portfolio.

Anaconda commissioned a Mi’kmaq Ecological Knowledge Study (MEKS) by a company endorsed by KMKNO. Anaconda representatives including the VP Public Relations as well as the Goldboro Project Manager participated in the site visit component of the MEKS study to receive first-hand knowledge shared by a Mi’kmaq Elder from the nearest Mi’kmaq community of Paqtnkek.

On February 2, 2018, the information about the Goldboro Project was presented to the Benefits Committee of the Assembly of Mi’kmaq Chiefs in Millbrook. A positive relationship has been established with the Municipality of the District of Guysborough (MODG). The Company actively shares new information and engages regularly with MODG Council and staff.

As required by the Nova Scotia Department of Environment, a Community Liaison Committee (CLC) has been established to ensure information sharing with the community. The goal of the CLC is to maintain good public relations, foster environmental stewardship, and act as a vehicle for transparent and ongoing communications between community, stakeholders, and the Company on matters pertaining to current and planned development.

Other approvals and permits needed before production can begin include a Water Withdrawal Permit, an Industrial Approval, a Mineral Lease, an approved reclamation plan, and a letter of authority form the Director of Mines of the NSDNR.

Baseline water quality measurements and ongoing water quality testing is being carried out to obtain the Water Withdrawal Permit. Approval of the design of the tailings facility is required for the industrial approval.

A reclamation bond would need to be submitted to the provincial government, either in cash or equivalent security, equivalent to the full estimated cost of reclamation. The bond is returned as reclamation is carried out.

Anaconda has applied for bulk sample permit in late January 2018 intending to excavate and process 10,000 tonne bulk sample during 2018.

Capital and Operating Costs

A life-of-mine (LOM) cash flow model was constructed based on the LOM production schedule for the Goldboro Project using a discounted cash flow approach. The key outcomes of the economic evaluation for 100% of the Project, before any financing costs, are presented in the following table. All costs are estimated in Canadian dollars (CAN$) and referenced as ‘$’, unless otherwise stated.

Summary of Project Economics, Base Case Scenario

Item	Units	Value
Production
Project life (from start of construction to closure)	years	10
Mine life	years	9
Total Potential Mill Feed Tonnage	M t	2.4
Average Feed Grade, Au	g/t	5.13
Mill recoveries (Avg)%		93.6%
Payable	%	99.9%
Commodity Prices
Au	CAN$/oz	1,550
Project Costs		CAN$
Average Mining Cost - OP	$/t milled, OP	33.85
Average Mining Cost - UG	$/t milled, UG	91.12
Average Total Mining Cost	$/t milled	65.80
Average Milling Cost — onsite	$/t milled	19.98
Average Milling Cost — offsite	$/t milled	4.12
Average Total Milling Cost	$/t milled	24.10
Average General & Administrative Cost	$/t milled	7.16
Average Concentrate Transport Costs	$/t milled	4.01
Project Economics		CAN$
Gross Revenue	$M	582
Total Selling Cost Estimate	$M	8
Total Operating Cost Estimate	$M	246
Total Sustaining Capital Cost Estimate	$M	50
Total Capital Cost Estimate	$M	89
Taxes	$M	83
Pre-Tax Cash Flow	$M	189
After-Tax Cash Flow	$M	106
Discount Rate		7%
Pre-Tax Net Present Value @ 7%	$M	120
Pre-Tax Internal Rate of Return		38%
Pre-Tax Payback Period	years	2.9
Pre-Tax Net Present Value @ 7%	$M	61
After-Tax Internal Rate of Return		26%
After-Tax Payback Period	years	3.4

A pre-tax sensitivity analysis was conducted on the economic model to test changes in key economic assumptions, namely commodity prices, operating cost, and capital cost. The Project’s before-tax NPV was most sensitive to commodity pricing and exchange rate.

Exploration, Development and Production

Anaconda is working toward registering a project under Nova Scotia’s Environment Act early this year. Anaconda has applied for the permits to extract a 10,000-tonne underground bulk sample in January 2018. This material would be shipped via barge to Anaconda’s Point Rousse operation for processing. Anaconda plans on conducting further engineering work to develop the project including additional metallurgical work, geotechnical, ore characterization, and other planning activities including a feasibility study. If the feasibility study results are positive Anaconda would move towards production decision. Pending regulatory approvals and funding Anaconda would start site construction.

The following summarizes the estimated cost of the recommended future work described in this report.  Further economic evaluation beyond a PEA level study will require converting additional Inferred resources to Indicated and/or Measured resource classifications and further exploration of deposit extensions, plus the property in general, is warranted.

The recommendations presented for the Project are mainly concerned with confirming the assumptions used within the PEA study specifically with respect to mineral processing and recovery, geotechnical, and hydrogeological, resource upgrading, and further property exploration. Recommended Phase 2 drilling is not entirely contingent on successful completion of Phase 1 but could be modified in consideration of Phase 1 results.

Summary of Recommended Work

Item	Estimated Cost
Exploration
Phase 1 - Infill and Expansion drilling (4,500 m)	$800,000
Phase 2 - Infill and Expansion drilling (25,000 m)	$5,000,000
Resource Estimate	$200,000
Geotechnical studies for major surface infrastructure including tailings storage facility, waste rock storage areas, mill and administration areas	$300,000
Hydrology and Hydrogeological Assessments	$120,000
Processing and Plant Design	$500,000
Advanced Level Engineering Study	$2,500,000
ESTIMATED TOTAL	$9,420,000

THE VIKING PROJECT

On August 29, 2016, the Company filed the Viking Project Technical Report.  Each author has reviewed and approved the technical and scientific information that has been summarized from the Point Rousse Technical Report included in this AIF.  Paul McNeill, P. Geo.  and Gordana Slepcev, P. Eng. have also reviewed other technical and scientific information not summarized from the Point Rousse Technical Report and included in this AIF.

The following scientific and technical information is summarized from the Viking Project Technical Report and has been updated to reflect the current exploration and development activities of the Company. All summaries and references to the Viking Project Technical Report are qualified in their entirety by reference to the complete text of the Viking Project Technical Report. The Viking Project Technical Report is available on SEDAR at www.sedar.com under Anaconda’s profile.

Property Description, Location and Access

The Viking Project is held by Anaconda Mining Inc. and is located in the White Bay area of western Newfoundland, in the province of Newfoundland and Labrador, Canada. The Project consists of four mineral licences: 014079M, 019689M, 023770M and 023771M, totaling 6,225 hectares. The Project is accessible through truck roads off the main highway into Pollards Point (Route 420), which trends north off the Trans-Canada Highway west of Deer Lake, which hosts the nearest airport.

Licences 014079M and 019689M were acquired from Spruce Ridge Resources Ltd. (“Spruce Ridge”) through two option agreements dated February 5th, 2016, and include a 100% undivided interest in these mineral licences. Licences 023770M and 023771M were acquired through staking. Licence 014079M is subject to a 0.5% Net Smelter Royalty (“NSR”) to Spruce Ridge and a 2.5% NSR to Altius Resources Inc. (“Altius”) and a prospector, Paul Crocker. Licence 019689M is subject to a 2% NSR to Spruce Ridge Resources and a 1% NSR to Altius. The Spruce Ridge NSR on Licence 019689M is capped at two and one-half million dollars ($2,500,000), after which, the Spruce Ridge NSR will be reduced to 1%. A further 1.5% NSR is granted to Altius on an area of interest within 3 km of the combined licences 014079M and 019689M.

There are no known risk factors that could affect access, title or Anaconda’s ability to conduct the work required on the property.

496000
498000
500000
502000
504000
506000
5512000
5510000
5508000
5506000
5504000
5502000
5500000
5498000
Pollard's Point
023771M
023776M
014079M
019689M
Kramer East
Kramer Main
Thor
Asgard
Thor's Cross
Viking
Anaconda Tenements, Viking Project, NL
Claim Holder
Spruce Ridge Resources Ltd
Anaconda Mining Inc
Other Claim
Projection: NAD83 UTM Zone 21

Figure 1.  An outline of Anaconda’s tenements within the Viking.

History

Mineral exploration on the Viking Project began in 1987 with the bulk of the exploration and discovery work being completed since 2007 and up to 2013. A total of 62 trenches and 131 drill holes totaling 18,978.2 metres have been completed on the Viking Project. Exploration work has resulted in defining an NI 43-101 compliant resource along the Thor trend (the “Thor Trend”), which is referred to as the Thor Deposit.

Early work in 1987 by BP Resources Canada Limited (“BP”) comprised regional soil sampling, prospecting and grid mapping that resulted in definition of a broad, moderate gold-in-soil anomaly. In 1988 BP conducted additional line cutting, grid mapping, prospecting and soil samples, and completed a helicopter borne magnetic and VLF-EM survey. From 1987 to 1990, Noranda Exploration Company Limited (“Noranda”) completed systematic soil and rock sampling, prospecting, geological mapping, and ground magnetic, VLF and Induced Polarization (IP) surveys. Noranda completed three diamond drill holes (SM-89-1, SM-89-2 and SM-90-1) totaling 353.6 m were completed along the Viking Trend. Drill assays from the Viking Trend include: 0.56 g/t Au over 5.3 m (SM-89-1); 0.61 g/t Au over 0.5 m (SM-89-2) and 0.17 g/t Au over 20 m (SM-90-1). The combined work by Noranda served to outline an approximately 3.7 km-long gold soil geochemical trend with associated bedrock mineralization along the Viking Trend. Initial sampling of the Thor Trend was completed.

During 2006, Altius acquired the Viking Property and conducted a comprehensive digital data compilation and rock sampling. In 2007, Northern Abitibi Mining Corporation (“Northern Abitibi”) optioned the property from Altius.

From 2007 to 2011, Northern Abitibi completed soil sampling, prospecting, IP geophysical surveying, excavation of 62 trenches (TR1-62), road building (6.5 km), and 18,624.6 m of diamond drilling in 128 drill holes. The work resulted in outlining several areas of gold mineralization on the property including the Thor, Viking, Asgard, Thor’s Cross and Odin’s Triangle Trends and ultimately in the publication of a technical report.

Follow-up work in 2011 by Northern Abitibi included 8 trenches (trenches 55 to 62) and drilling of an additional 24 holes totaling 4,698.2 m. This resulted in an updated mineral resource in late 2011 for the Thor Deposit published on December 30, 2011.

Northern Abitibi sold the right to the property to Spruce Ridge Resources in 2012. No material work has been completed on the property since late 2011.

Geological Setting, Mineralization and Deposit Types

The Viking Project is underlain by rocks of variable age that are separated along the large-scale Doucers Valley Fault system. The oldest rock units in the area are those of the Long Range Inlier which are mainly ~1500 Ma granitoid gneisses. Younger granites (~1030-980 Ma) intruded these gneisses as did late Precambrian (~613 Ma) ultramafic and mafic intrusions associated with the Long Range Dyke Complex. West of the Doucers Valley Fault feldspar augen granodiorite gneiss and younger monzogranite dykes are mapped as part the Main River Pluton which is correlated with the ca.1036 Ma Apsy Granite that occurs several km to the northeast. Mafic intrusive rocks of the Long Range Dyke Complex are characterised by fine to medium grained diorite to coarse gabbro. The mafic intrusions generally show distinct chilled margins and crosscut the older augen gneiss and monzogranite but also locally show strong effects of deformation, hydrothermal alteration and mineralization.

Humber Zone sedimentary sequences of Cambro-Ordovician age outcrop to the east of the Doucers Valley Fault and unconformably overlie rocks of the Main River Pluton. These rocks were initially deformed by late Ordovician tectonism and subsequent deformation during the Silurian. The eastern edge of the Inlier in this area was intruded by the Silurian Devil’s Room Granite (425±10 Ma) and Taylor Brook layered gabbro (430.5±2.5 Ma).

The Doucers Valley Fault marks the eastern limit at surface of the Long Range Inlier and is interpreted to have accommodated substantial amounts of both strike-slip and reverse slip motion beginning during the Ordovician and continuing episodically until early Carboniferous time. This fault in the Viking area is considered to be comprised of at least two or three parallel, steeply east-dipping main structures with secondary splays crossing the Long Range Inlier and showing association with gold mineralization. This fault zone is considered to mark a major tectono-stratigraphic break within the Appalachian orogen and to have a complex reactivation history throughout Paleozoic time. Predominantly sedimentary sequences of the Silurian Sops Arm Group occur east of the Doucers Valley Fault.

Topographic trends in the property areas are dominated by regional scale northeast trending stream valleys that mark major shear zone trends crossing the meta-igneous rocks of the area. Property scale mapping indicates that these features are secondary splays of the major north northeast striking Doucers Valley Fault. Several secondary splay structures have been defined to date on the Viking Project and both can be traced as topographic features to points of respective intersection with the Doucers Valley Fault. In addition to these major splays, detailed mapping along the Thor Trend has shown that north-south trending zones of shearing are also present on the property and that these, as well as some members of the northeast splay set of structures, have been the focus of extensive alteration associated with both low and high-grade styles of Au mineralization on the property.

Mineralization and alteration on the Viking Project are mainly developed in potassium-feldspar megacrystic to augen granodiorite of the Main River Pluton. Mineralization and alteration on the Kramer Property are developed in the Main River plutonic rocks and adjacent Cambro-Ordovician quartzites.

Bedrock geology on the property is characterized by ~1500 Ma granitoid gneisses that were intruded by both ~1980-1030 Ma granitoid bodies and late Proterozoic mafic and ultramafic dikes. Gold mineralization in the area was first explored by BP Selco Ltd. in 1986 and low-grade gold mineralization (<1.0 g/t) occurring in altered gneisses and associated quartz veins was first encountered in drilling on the property by Noranda Exploration Company Limited in 1989. In 2007 Northern Abititbi Mining Corp. discovered high-grade gold mineralization (>20.0 g/t) within quartz veins hosted by altered granitoid gneisses and intrusions. Subsequent trenching and sampling resulted in the discovery of the Thor Gold Deposit, which was partially delineated through several core-drilling programs.

Exploration

Anaconda began exploring the Viking property in August of 2016, with an emphasis on the potential to leverage existing infrastructure at the Pine Cove Mill site approximately 180 km by road (100 km by barge) from the Viking Project. The Exploration Program was focused on three general target areas: the north and south strike extensions of the Thor Deposit, Thor’s Cross and the Viking Trend, with the primary goal of demonstrating the potential to significantly grow the resource base at the Viking Project.

The program consisted of a review of previously drilled core and geochemical characterization of the Thor Deposit, geological mapping, 4,136 metres of diamond drilling and the reprocessing of historic magnetic and ground IP geophysical data. Anaconda was successful in extending the strike length of the Thor Deposit and outlined broad zones of mineralization at the Viking Trend along with discovering new mineralization at Thor’s Cross. The Viking Trend and Thor’s Cross also contained localized high grade intersections.

Highlights of the Phase 1 Exploration Program include:

•                  Gold bearing alteration zones intersected in 21 of 27 drill holes illustrating a widespread mineralizing system present at Viking;

•                  Extending the Thor Deposit 100 metres north along strike, for a total of 650 metres of strike length, at shallow depths, as demonstrated by 2.73 g/t gold over 6.0 metres in hole VK-16-30, 1.25 g/t gold over 7.0 metres in hole VK-16-31, and 1.16 g/t gold over 4.0 metres in hole VK-16-132;

•                  Intersecting a 40 to 80-metre wide zone of very intense alteration and broad zones of gold mineralization that characterize the Viking Trend as exemplified by 0.45 g/t gold over 20 metres in hole VK-16-151 and 0.37 g/t gold over 16.5 metres in an historic drill hole, VK-11-125 as well as local high grades as indicated by 7.43 g/t gold over 1.0 metre in hole VK-16-155;

•                  Determining that Thor’s Cross is an area at least 100 metres in strike length, characterized by a 20-metre wide zone of alteration and gold mineralization coincident with a fault structure as demonstrated by 0.78 g/t gold over 10.3 metres in hole VK-16-144, 0.42 g/t gold over 8.0 metres in hole VK-16-141 and 0.45 g/t gold over 7.9 metres in hole VK-16-143 as well as local high grades as indicated by 9.93 g/t gold over 0.3 metres in hole VK-16-148;

•                  Fingerprinting of the key geochemical, geophysical and structural characteristics of the Thor Deposit and developing new, refined drill targets based on the fingerprint characteristics. Follow-up drilling will focus on new targets at the Viking Trend and south of the Thor Deposit as well as at the Asgard/Kramer Trend where significant gold mineralization is associated with a quartz veining and the quartzite unit exemplified by historic drill holes - 1.12 g/t gold over 20 metres in hole KR-10-07 and 1.50 g/t gold over 14.0 metres in hole KR-10-07.

Drilling

A total of 22,607.50 metres of drilling in 160 holes have been completed on the Viking Project between 1990 and 2013, including 18,973.80 metres in 132 holes at the Viking Property and 3,633.70 m in 28 holes at the Kramer Property.  The Technical Report and the Mineral Resources rely on this historical drilling data that has been verified and validated by Anaconda staff and contractors and has been subject of the previous report by Ebert and Giroux (2011).  In 2017 Anaconda drilled 4,136 metres of diamond drilling in 27 holes.

Anaconda’s exploration program that commenced in 2016 included a review of previously drilled core and 4,136 metres of diamond drilling.  The Exploration Program was focused on three general target areas: the north and south strike extensions of the Thor Deposit, Thor’s Cross and the Viking Trend, with the primary goal of demonstrating the potential to significantly grow the resource base at the Viking Project.

Anaconda’s diamond drill results confirm a widespread mineralized system exists throughout the areas of the Viking Project that have been tested by the Company. There are broad zones of lower-grade mineralization along with narrow zones of higher grade mineralization. In addition, historic drill results reaffirm this notion in similar areas and areas that have not yet been drilled by Anaconda. It’s significant because it demonstrates that the gold mineralization process is occurring over a wide area, which raises the potential of finding additional Mineral Resources. The tables below contain certain current and historic diamond drill results from selected areas that illustrate the occurrence of varying gold tenor over a large area.

The Viking Trend

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Age of Core
VK-16-154	48.0	68.0	20.0	0.45	Current
VK-16-155	36.0	37.0	1.0	7.43	Current
VK-11-125	12.5	29.0	16.5	0.37	Historic
VK-10-88	2.6	29.3	26.7	0.29	Historic
SM-89-01	30.1	35.4	5.3	0.56	Historic

The Asgard/Kramer Trend

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Age of Core
KR-13-17	19.2	20.2	1.0	13.21	Historic
KR-10-07	53.5	73.6	20.1	1.12	Historic
KR-10-08	66.9	81.3	14.4	1.50	Historic
KR-10-14	27.8	39.5	11.7	1.04	Historic

The Viking Project is located along the Doucer’s Valley Fault, part of the Long Range fault system, which is a significant geological control on as many as nine gold deposits, which collectively include millions of ounces of gold.  The Doucer’s Valley Fault is considered integral in the formation of gold deposits including Anaconda’s Thor Deposit and the Rattling Brook Deposit hosted within the same rocks adjacent to the Doucer’s Valley Fault and approximately 20 kilometres from one another. The regional geological setting along with the known deposits and specific exploration results at Viking suggest the potential to delineate additional Mineral Resources throughout the project area.

Sampling, Analysis and Data Verification

Data associated with the technical report are verified in the field where possible and against logs or notebooks as well as assay certificates to assure high data quality. For core related data, following an original assessment, compiled digital databases undergo a second check for errors and inconsistencies using Geosoft Target software. All of the digital databases for core and channel samples related to the Mineral Resource Estimate have been constructed, reviewed, and checked by Author Ebert. All drillhole logs, assay certificates, and historic documents have been made available to Author Giroux who conducted the current Mineral Resource Estimate. An independent review was conducted in the spring of 2016 by Dave Copeland (P.Geo.)

The validated drillhole and trenching databases from the 2007 to 2011 programs on the Viking Project are considered to be accurate and acceptable for use in this Mineral Resource Estimate. For further verification, author Copeland conducted independent checks on select channel samples, drill collars, core and check assays. All data is considered accurate and acceptable.

A drill core sampling in the Mineral Resource Estimate were subject to a Quality Control and Quality Assurance program. This included submission of blind blank samples, duplicate split samples of quarter core, certified analytical standards and analysis of check samples at a third party commercial laboratory. Additionally, internal laboratory reporting of quality control and assurance sampling was monitored on an on-going basis during the course of the drilling. The results from the use of standards indicate sufficiently consistent variability to support the use of the assay data in the current Mineral Resource Estimate. The use of blind blanks in the analytical program indicate there are no significant or systematic cross-contamination effect is interpreted to be present in the Au data set. The results of the quarter core sampling show reasonable correlation in lower-grade samples. High-grade samples, however, can show considerable variability indicating a strong nugget effect as a result of coarse heterogeneous gold distribution in the high-grade veins. The check (pulp) sample program included samples submitted to a second laboratory and the results compare well with the original results and are interpreted to show acceptable confirmation of the dataset mineralization levels. In some of the higher-grade samples, however, the check samples show higher degrees of variation. This variation is attributed to the strong nugget effect seen within the high-grade veins. The majority of samples in the database are not strongly influenced by this nugget effect.

Mineral Processing and Metallurgical Testing

Preliminary metallurgical test work was done on the Thor Deposit in 2010 and in 2015. The 2010 sample consisted representative drill core and was conducted by Met-Solve Laboratories Inc. of Burnaby, British Columbia. The work included screen analysis to determine average free gold particle size, preliminary grind size versus recovery studies, and determination of gravity recoverable gold percentage and gold recovery by bottle roll cyanide leaching. Results of the metallurgical testing showed that gold mineralization at the Thor Deposit is not refractory and can be readily extracted by gravity or cyanide recovery methods. No significant metallurgical concerns were identified. Results included: gold recovery of 97% by cyanide leaching of a 59-micron grind size product, 70% of the gold is recoverable by gravity concentration methods at a 97-micron grind size, and higher gravity recoveries might be possible through process optimization.

As part of its due diligence, Anaconda conducted metallurgical test, which indicates that ore from the Thor Deposit could be processed at the Pine Cove Mill using current flotation and leach circuit configuration. The results of the study are based on a homogenized sample collected from two diamond drillholes. Bench scale test work, conducted by NB Research and Productivity Council, primarily focused on flotation, cyanide leaching and grinding to evaluate the response of the Thor Deposit material to the current plant flow sheet for the Pine Cove Mill. In a flotation test, using a grind of (80% passing) 150 µm, currently used for Pine Cove ore, the Thor Deposit sample attained 96.0% Au recovery in 4.4% of the mass at a grade of 35.12 g/t Au in the rougher stage. In a bottle roll cyanidation test the current Pine Cove Mill, regrind size of (80% passing) 20 µm obtained 94.1% Au extraction without requiring accelerating reagents and consumed 1.1 kilograms per tonne NaCN compared to 3.6 kilograms per tonne for Pine Cove ore. A Bond Ball mill grindability test was performed utilizing a limiting screen size of 150 µm and indicated that the sample has a Bond Ball Work Index value of 18.5 kWh/t.

Mineral Resource Estimates

A Technical Report authored by Shane Ebert and Gary Giroux, dated December 30, 2011, reported a Mineral Resource at cut-off grade of 0.2 g/t Au with the Thor Deposit containing an Indicated Mineral Resource of 98,000 ounces Au (3,232,000 tonnes at an average grade of 0.95 g/t) plus an Inferred Mineral Resource of 45,000 ounces Au (2,123,000 tonnes at an average grade of 0.66 g/t). This Mineral Resource Estimate, established in the December 30, 2011 report, remains valid as no additional material work has been conducted since the publication of that resource. The Mineral Resource Estimate is restated in this Technical Report using a cut-off grade of 1.0 g/t. This cut-off grade is established based on Anaconda’s mining experience at its Pine Cove operation near Baie Verte, Newfoundland and Labrador where gold is mined using a cut-off grade of 0.7 g/t. The Company will investigate leveraging the mill and tailings infrastructure at the Pine Cove site in any potential development of the Thor Deposit. Based on this 1.0 g/t cut-off is considered reasonable. In accordance with Canadian Securities Administrators National Instrument 43-101 and the CIM Standards on Mineral Resources and Reserves the Thor Deposit Mineral Resource is stated at a 1.0 g/t cut-off, as containing an Indicated Mineral Resource of 937,000 tonnes grading 2.09 g/t and an Inferred Mineral Resource of 350,000 tonnes grading 1.79 g/t and has an effective date of August 29, 2016. Results of the Mineral Resource Estimate are summarized below.

Thor Trend - Mineral Resources

Au Cut-off (g/t)	Tonnes> Cut-off (tonnes)	Grade > Cut-off Au (g/t)	Contained Ounces Au*
	Indicated
0.50	1,817,000	1.42	83,000
1.00	937,000	2.09	63,000
2.00	357,000	3.19	36,600

	Inferred
0.50	847,000	1.15	31,000
1.00	350,000	1.79	20,000
2.00	94,000	2.90	8,800

*Mineralized domains are spatially constrained and capped.

At a cut-off grade of 1.0 g/t Au the Thor Trend Deposit contains an Indicated Mineral Resource of 63,000 ounces Au (937,000 tonnes at an average grade of 2.09 g/t) plus an Inferred Mineral Resource of 20,000 ounces Au (350,000 tonnes at an average grade of 1.79 g/t).

The current Mineral Resource Estimate was carried out by Giroux Consultants Ltd. of Vancouver, British Columbia and Independent Qualified Person Gary Giroux, P.Eng is responsible for the estimate. The Mineral Resource Estimate is based on a database containing 109 holes drilled into the Thor Trend totaling 15,574 m of diamond drilling, and 74 lines of surface channel samples cut from trenches using a diamond saw.

Mineralization was constrained within 3D geologic solids built using Gemcom software. Some isolated high gold assays sit outside the mineralized solids and have not been included in the Mineral Resource Estimate. The distributions of gold within and outside the mineralized solids were examined using lognormal cumulative distribution plots and six overlapping gold populations were identified. Gold assays within the mineralized solid were capped at 66 g/t Au while those outside the solid were capped at 4.0 g/t tonne Au. There is insufficient drill data at present to accurately model the high-grade zones along the Thor Deposit so an indicator approach was used to model the high-grade.

Drillhole assay samples were composited into 2.5 m intervals and a block model with 5m x 5m x 5m block size was created. Grades for gold were interpolated into all blocks, by a combination of Ordinary and Indicator Kriging. North-south cross sections showing the kriged block Au grades and drillhole composites were produced to validate the block model and in general the block grades match the composite grades well and there is no indication of bias present.

Exploration, Development and Production

The Company’s Great Northern Project (“Great Northern”) incorporates the Viking Project and Thor Deposit.  In total, Great Northern comprises two mineral deposits, a land position of nearly 10,000 hectares, and numerous prospects and associated prospective geology.  Great Northern also incorporates the Rattling Brook Deposit acquired in January 2018, included within 425 hectares of property contiguous with Anaconda’s existing land holdings in the immediate area.

Great Northern is a sizeable exploration package of highly prospective targets in an under-explored area, underpinned by two existing gold deposits. Based on historic data and Anaconda’s own exploration work, the Company believes there is a potential to expand the known Mineral Resources and discover more throughout its project area. With the recent addition of Rattling Brook, Anaconda has strengthened its Great Northern portfolio to drive maximum value for the entire project area.

With respect to Viking, a follow up program of surface exploration has been recommended, including 7000 m of diamond drilling, channel sampling and mapping, at a cost of approximately $1 million. Several IP anomalies remain to be drill tested, including an anomaly which occurs immediately south of the Thor Trend resource.

DIVIDEND POLICY

Although the Company has not declared or paid dividends on any common shares since incorporation and does not anticipate declaring or paying dividends in the foreseeable future, the Board of Directors of the Company may declare from time to time such cash dividends out of the monies legally available for dividends as the Board of Directors considers appropriate.  Any future determination to pay dividends will be at the discretion of the Board of Directors and will depend on the capital requirements of the Company, results of operations and such other factors as the Board of Directors considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares of which there were 107,325,683 common shares issued and outstanding as at March 5, 2018. On January 18, 2018, the Company completed a consolidation of its share capital on the basis of four (4) existing common shares for one (1) new common share. At December 31, 2017, the Company had 422,580,258 shares outstanding, prior to the impact of the share consolidation.

The number, exchange basis or exercise price of all stock options and warrants were also adjusted accordingly as a result of the share consolidation.

As at March 5, 2018, the Company had 9,101,875 stock options issued and outstanding, including a grant of 1,375,000 stock options in January 2018. As at December 31, 2017, the Company had 32,157,500 stock options outstanding, prior to the impact of the share consolidation.

As at March 5, 2018, the Company had 10,321,081 common share purchase warrants outstanding. As at December 31, 2017, the Company had 42,304,324 common share purchase warrants outstanding, prior to the impact of the share consolidation.

Common Shares

The holders of the common shares have the right to one vote per common share at any meeting of shareholders, to receive any dividend declared by the Board of Directors, and to receive on a pro rata basis the remaining property of the Company on its dissolution, liquidation, winding up or other distribution of its assets or property among its shareholders for the purpose of winding up its affairs. The common shares do not contain any pre-emptive subscription, redemption or conversion rights.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company trade on the TSX under the symbol “ANX”.  Information concerning the trading prices and volumes on the TSX during the seven-month stub year ended December 31, 2017, is set out below.  Note that the trading information presented is prior to the impact of the four (4) for one (1) share consolidation completed on January 18, 2018.

ANX Trading Price and Volume for Fiscal 2017

Month	High ($)	Low ($)	Share Volume
Jun-17	0.07	0.06	3,127,262
Jul-17	0.065	0.055	2,197,763
Aug-17	0.08	0.06	7,527,156
Sep-17	0.08	0.07	2,427,311
Oct-17	0.075	0.065	2,488,030
Nov-17	0.07	0.06	3,627,176
Dec-17	0.105	0.06	16,423,386

Prior Sales

During the recently completed fiscal year ended December 31, 2017, the Company issued the following securities (note the table does not reflect the impact of the four (4) for one (1) share consolidation completed on January 18, 2018):

Date	Type of Security	Number of Securities	Price per Security / Exercise Price ($)	Nature of Transaction

December 2017	Stock Options	200,000	0.08	Grant of Stock Options
November 2017	Stock Options	50,000	0.065	Grant of Stock Options
November 2017	Common Shares	100,000	0.05	Exercise of Stock Options
November 2017	Common Shares	200,000	0.065	Acquisition of Mineral Properties
October 2017	Stock Options	350,000	0.065	Grant of Stock Options
October 2017	Common Shares	25,812,500	0.08	Financing (flow-through)
October 2017	Common Shares	14,392,268	0.065	Financing (non flow-through)
October 2017	Warrants	7,196,134	0.105	Issued as part of October 2017 Financing
October 2017	Warrants	1,115,190	0.105	Finder warrants issued as part of October 2017 Financing
June 2017	Stock Options	3,450,000	0.06	Grant of Stock Options

Subsequent to December 31, 2017, and after the four (4) for (1) share consolidation completed on January 18, 2018, the Company issued or granted the following securities:

•                                          1,113,218 common shares as part of the acquisition of mineral property (4,452,872 common shares on a pre-share consolidation basis);

•                                          1,375,000 stock options with exercise price of $0.46 (5,500,000 stock options with an exercise price of $0.115 on a pre-share consolidation basis);

•                                          312,500 common shares as part of the exercise of outstanding vested stock options at an exercise price of approximately $0.22 (1,250,000 stock options with an exercise price of approximately $0.055 on a pre-share consolidation basis);

•                                          255,000 common shares as part of the exercise of outstanding share purchase warrants at an exercise price of approximately $0.36 (1,020,000 warrants with an exercise price of approximately $0.09 on a pre-share consolidation basis).

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The following table sets forth the name, province or state, country of residence, position held with the Company and principal occupation of each of the directors and executive officers of the Company, as at the date of this AIF. The directors of the Company were appointed by the directors to fill vacancies on the board or elected by the shareholders at the annual general meeting of shareholders on November 16, 2017, and hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed.

The number of common shares beneficially owned, or controlled, or directed, are presented as at the date of this AIF, and therefore reflect the impact of the four (4) for one (1) share consolidation completed on January 18, 2018.

Name and Province/State and Country of Residence	Position	Principal Occupation	Year Became a Director	Number of Common Shares Beneficially Owned, or Controlled or Directed(1)
Lewis Lawrick(2) Ontario, Canada	Director	President & CEO of Magna Terra Minerals Inc (formerly Brionor Resources Inc.) and Managing Director of Thorsen-Fordyce Merchant Capital Inc. (private investment company)	2007	2,088,154	(2)
Jacques Levesque Quebec, Canada	Director	Chief Financial Officer of Radisson Mining Resources Inc., Previously Chief Financial Officer of Orex Exploration Inc.	2017	4,750,837
Dustin Angelo(3) Ontario, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of Anaconda Mining	2009	652,254	(3)
Michael Byron Ontario, Canada	Director	President and Chief Executive Officer, Nighthawk Gold Corp.	2012	Nil
Maruf Raza Ontario, Canada	Director	Partner, MNP LLP (public accounting firm)	2012	Nil

Name and Province/State and Country of Residence	Position	Principal Occupation	Year Became a Director	Number of Common Shares Beneficially Owned, or Controlled or Directed(1)
Robert J. Dufour Ontario, Canada	Chief Financial Officer and Secretary	Chief Financial Officer and Corporate Secretary of Anaconda Mining	2017	374,250
Jonathan Fitzgerald Ontario, Canada	Director and Non-Executive Chairman	President of Stope Capital Advisors	2017	127,500
Kevin Bullock Ontario, Canada	Director	President and CEO, Golden Reign Resources	2015	Nil

Notes:

(1)                                 The information as to the number of common shares of the Company beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers, but which are not registered in their names and not being within the knowledge of the Company, has been furnished by such directors and executive officers.

(2)                                 Mr. Lawrick beneficially holds 1,643,225 common shares through Thorsen-Fordyce Merchant Capital Inc., a private company controlled by Mr. Lawrick, and 2,375 common shares through VLL Investments Inc., a private company controlled by Mr. Lawrick and 442,554 personally.

(3)                                 21,250 of these common shares are held by Mr. Angelo’s spouse.

Each of the foregoing individuals has been engaged in the principal occupation set forth above opposite his name during the past five years or in a similar capacity with a predecessor organization, except for:

•                       Mr. Byron acted as, and Co-founder, Director and VP Exploration of Falco Resources Ltd. (April 2010 to May 2015).

•                       Mr. Bullock was President and CEO of Volta Resources Inc. until the end of 2013, Corporate Development Advisor, B2Gold Corp. until the end of 2014. Mr. Bullock was President & CEO of Lindsay Mine Services Ltd. (a mineral industry consultancy) until the end of 2015.

•                       Mr. Levesque was Chief Financial Officer of Orex Exploration Inc. prior to its acquisition by Anaconda Mining in May 2017.

As at the date of this AIF, the directors and executive officers of the Company as a group, beneficially owned, or controlled or directed, directly or indirectly, 8,200,715 common shares of the Company, being approximately 7.7% of the issued and outstanding common shares. The information as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors and executive officers, but which are not registered in their names and not being within the knowledge of the Company, has been furnished by such directors and officers.

The committees of the Board of Directors are constituted as follows:

Corporate Governance	Audit	Compensation	Safety
Jonathan Fitzgerald (Chair) Michael Byron Lewis Lawrick	Maruf Raza (Chair) Lewis Lawrick Kevin Bullock	Lewis Lawrick (Chair) Michael Byron Maruf Raza	Kevin Bullock (Chair) Dustin Angelo Jacques Levesque

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

The following information has been furnished by the directors and executive officers of the Company. No director or executive officer of the Company is, as at the date hereof or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)                                 was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)                                 was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

No director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)                                 is, as at the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)                                 has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)                                 any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)                                 any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best knowledge of the Company, and other than disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any of its directors or officers except that certain of the directors and officers of the Company and its subsidiaries also serve as directors, officers and/or advisors of and to other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors and officers to be in a position of conflict.

The Company expects that any decision made by any such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders.  In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest or which are governed by the procedures set forth in the Business Corporations Act (Ontario) and any other applicable law.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings or regulatory actions against the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer, or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of common shares, or any associates or affiliate thereof, has or has had any material interest, direct or indirect, in any transaction of the Company within the three most recently completed fiscal years and during the current fiscal year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares is TSX Trust Company at its office in Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business and not required to be filed under Section 12.2 of National Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”), the only contracts which are regarded as material and which were entered into by the Company within or before the seven-month period ended December 31, 2017, but are still in effect, are as follows:

1.              the SPA entered into by La Veta. For a description of the SPA, see “General Development of the Business - Three Year History and Recent Developments”;

2.              the option agreement for the Viking Project between the Company and Spruce Ridge Resources Ltd. dated February 5, 2016, see “General Development of the Business - Three Year History and Recent Developments” for more information;

3.              the option agreement for the Kramer Property between the Company and Spruce Ridge Resources Ltd. dated February 5, 2016, see “General Development of the Business - Three Year History and Recent Developments” for more information; and

Copies of these agreements are available on SEDAR at www.sedar.com under Anaconda’s profile.

INTERESTS OF EXPERTS

Names and Interests of Experts

The following are the qualified persons involved in preparing the NI 43-101 Technical Reports or who certified a statement, report or valuation from which certain scientific and technical information relating to the Company’s material mineral projects contained in this AIF has been derived, and in some instances extracted from:

•                  Catherine Pitman, P. Geo. (Adiuvare Geology and Engineering Ltd.), Michael P. Cullen, P. Geo. (Mercator Geological Services Limited), who are independent of Anaconda as defined by NI 43-101, and Paul McNeill, P. Geo. (Anaconda Mining Inc.), David Copeland, P. Geo. (Anaconda Mining Inc.) and Gordana Slepcev, P. Eng. (Anaconda Mining Inc.), who prepared the Point Rousse Report.

•                  Joanne Robinson, P.Eng. (WSP Canada Inc. (“WSP”)), Michael P. Cullen, P. Geo. (Mercator Geological Services Ltd.), Garth Liukko, P. Eng. (WSP), Sebastian Bertelegni, Eng. (WSP), J. Dean Thibault, P.Eng. (Thibault & Associates Inc.), who are independent of Anaconda as defined by NI 43-101, and Gordana Slepcev (P.Eng.) (Anaconda Mining Inc.), who prepared the Goldboro PEA.

•                  D.A. Copeland P.Geo. (an independent consultant), Dr. Shane Ebert P.Geo., (and independent consultant) and Gary Giroux P. Eng., MASC, (an independent consultant), who are independent of Anaconda as defined by NI 43-101 at the time, who prepared the Viking Technical Report.

Each of the named experts held, directly or indirectly, less than one percent of the Company’s issued and outstanding common shares at the time of the preparation of the Point Rousse Technical Report, the Goldboro PEA and the Viking Technical Report. Each author has reviewed and approved the technical and scientific information include in this AIF, which has been summarized from the Point Rousse Technical Report, the Goldboro PEA, and the Viking technical Report.  Paul McNeill, P. Geo. and Gordana Slepcev, P. Eng. have also reviewed other technical and scientific information included in this AIF, which is not summarized from the Point Rousse Technical Report, the Goldboro PEA and the Viking Technical Report.

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have prepared an independent auditor’s report dated February 28, 2018 in respect of the Company’s consolidated financial statements as at December 31, 2017 and May 31, 2017 and for the seven month period ended December 31, 2017 and for the year ended May 31, 2017. PricewaterhouseCoopers LLP has advised that they are independent to the Company within the meaning of the Chartered Professional Accountants of Ontario CPA Code of Professional Conduct.

AUDIT COMMITTEE INFORMATION

The following information is provided in accordance with Form 52-110F1 — Audit Committee Information Required in an AIF under the National Instrument 52-110 — Audit Committees (“NI 52-110”). The full text of the Audit Committee Charter, as passed by the Board, is attached hereto as Appendix “A”.

The Audit Committee’s Charter

The Audit Committee has adopted a written charter setting out its purpose, which is to oversee all material aspects of the Company’s financial reporting, control and audit functions.  The Audit Committee is responsible for, among other matters, (a) monitoring the performance and independence of the Company’s external auditors, (b) reviewing certain public disclosure documents, and (c) monitoring the Company’s systems and procedures for financial reporting and internal control.

Composition of the Audit Committee

As at the date of this AIF, 2017, the Audit Committee is composed of the following three directors: Messrs. Raza (Chair) Bullock and Lawrick, all of whom are considered “independent” and “financially literate” (as such terms are defined in NI 52-110).

Relevant Education and Experience

Each member of the Audit Committee is financially literate, meaning each member, can read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements and understands internal controls and procedures for financial reporting. Collectively, the Audit Committee has the education and experience to fulfill the responsibilities outlined in the Audit Committee Charter.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member are summarized below:

Name	Education and Experience
Maruf Raza (Chair)	Chartered Professional Accountant (2001) — CPA Ontario Partner, MNP LLP (Toronto) (2014 — Present)
Kevin Bullock	Professional Engineer (1992) - Ontario CEO, Golden Reign Resources Ltd. (Toronto) (2016 — Present)
Lewis Lawrick	President & CEO, MagnaTerra Mineral (2012 — Present) President, VLL Investments Inc. (1994 — Present) Managing Partner, Thorsen-Fordyce Merchant Capital Inc. (2005 — Present)

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on any of the exemptions regarding the Audit Committee provided in NI 52-110.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year has there been a recommendation of the Audit Committee to nominate or compensate an external auditor that was not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Audit Committee’s Charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy requires Audit Committee pre-approval of permitted non-audit services.

External Auditor Service Fees (By Category)

For the fiscal years ended December 31, 2017 and May 31, 2017, PricewaterhouseCoopers LLP and Parker Simone LLP and its affiliates (the Company’s previous auditor), received fees from the Company as detailed below:

	December 31, 2017	May 31, 2017
	$	$
Audit Fees(1)	121,055	165,358
Tax Fees(2)	10,632	—
Total Fees	131,687	165,358

(1)                                 Audit fees include fees for services rendered by the external auditor in relation to the audit of Anaconda’s financial statements and in connection with the Company’s statutory and regulatory filings, including out-of-pocket expenses of $3,555. Audit fees for May 31, 2017 have been adjusted to include out-of-pocket expenses of $5,557.

(2)                                 Tax Fees are comprised of fees for tax services, including tax compliance, tax advice and tax planning.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s information circular for the annual and special meeting of shareholders held on November 16, 2017 available under the Company’s profile on SEDAR at www.sedar.com.

Additional information relating to the Company, including the audited financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2017, may be found under the Anaconda Mining profile on SEDAR at www.sedar.com.

SCHEDULE “A” AUDIT COMMITTEE CHARTER

1.                                      OVERALL PURPOSE / OBJECTIVES

The purpose of the Audit Committee (the “Committee”) is to:

(i)                                     assist the board of directors’ (the “Board”) oversight of the Company’s financial integrity, specifically:

(A)                               the integrity of the Company’s financial statements and other financial reporting;

(B)                               the independent auditor’s qualifications and independence;

(C)                               the performance of the Company’s internal audit functions and internal auditors;

(D)                               the Company’s compliance with legal and regulatory requirements; and

(E)                                any other matters as defined by the Board.

(ii)                                  manage, on behalf of the shareholders, the relationship between the Company and the external auditors by:

(A)                               recommending to the Board the nomination and remuneration of the external auditors;

(B)                               overseeing the work of the external auditors for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of any disagreements between management and the external auditor regarding financial reporting;

(C)                               pre-approving all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor; and

(D)                               managing the relationship and facilitating communication between the Company and the external auditors.

(iii)        prepare any report that is required to be included in the Company’s annual information form (“AIF”) relating to the Committee.

2.                                      AUTHORITY

The Board authorizes the Committee, within the scope of its responsibilities, to seek any information it requires from any employee and from the external auditors, to retain outside legal or professional counsel and other experts and to ensure the attendance of the Company’s officers at meetings as appropriate.

3.                                      ORGANIZATION

(a)                                 Membership

(i)                                     The Committee shall be comprised of at least three members, appointed annually by the Board and each member shall be:

(A)                               neither an officer or employee of the Company or any of its affiliates;

(B)                               “independent” as defined in National Instrument 52-110 — Audit Committees (“NI-52-110”), in that they are free from any direct or indirect material relationship that, in the opinion of the Board, would reasonably interfere with the exercise of independent judgement as a member of the Committee; and

(C)                               “unrelated” members for the purposes of the Toronto Stock Exchange Corporate Governance Guidelines.

(ii)                                  No member of the Committee may serve as a consultant or service provider to the Company.

(iii)                               All members of the Committee must be “financially literate” as defined in NI 52-110.

(iv)                              At least one member of the Committee must possess accounting or related financial expertise and shall have:

(A)                               an understanding of financial statements and the generally accepted accounting principles used by the Company to prepare its financial statements;

(B)                               the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and Mineral Reserves;

(C)                               experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(D)                               an understanding of internal controls and procedures for financial reporting; and

(E)                                an understanding of audit committee functions.

(v)                                 The financial expertise referred to in subsection (iv) must have been acquired through educational means alone, or in combination with a complex financial or accounting employment background.

(vi)                              A Chair shall be appointed by the Committee.

(vii)                           A quorum for any meeting shall be two members.

(viii)                        The secretary of the Committee shall be such person as nominated by the Chairman.

(b)                                 Committee Meetings

(i)          The time and place of all Committee meetings shall be determined by the Committee, provided that meetings are held at least quarterly. Special meetings shall be convened as required.

(ii)         Matters reported to the Committee or submitted for consideration shall be reported or submitted together with all necessary information and documentation prior to the Committee meetings.

(iii)        The Committee shall be provided quarterly financial statements, including a comparison of current period actual results to budget and prior year, as well as certain operating statistics and analyses as the Committee may require from time to time.

(iv)                              The external auditor of the Company shall be given notice of every meeting of the Committee and, at the expense of the Company, shall be entitled to attend and be heard thereat.

(v)                                 Any member of the Committee or the external auditor may call a meeting of the Committee.

(vi)                              The Committee may invite such other persons (e.g. the CEO) to its meetings, as it deems appropriate.

(vii)                           The proceedings of all meetings will be minuted.

4.                                      REPORTING TO THE BOARD

The Committee shall report to the Board following every meeting and at such other times as the Chair of the Committee may determine appropriate.

5.                                      REMUNERATION OF COMMITTEE MEMBERS

(a)                                 No member of the Committee may earn fees from the Company or any of its subsidiaries other than directors’ fees (which fees may include cash and/or securities or options or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive).

(b)                                 For greater certainty, no member of the Committee shall accept any consulting, advisory or other compensatory fee from the Company.

6.                                      DUTIES AND RESPONSIBILITIES OF THE COMMITTEE

(a)                                 Financial Information

(i)                                     Annual Financial Statements: Before the release of the Company’s annual financial statements and related management’s discussion and analysis (“MD&A”), press release and AIF the Committee shall meet with management and the external auditors to review and discuss the contents of those documents. The Committee shall then present a report to the Board based on this review.

(ii)                                  Interim Financial Statements: Before the release of the Company’s interim financial statements and related MD&A and press release, the Committee shall review those documents. They shall then provide a report to the Board based on this review.

(iii)                               Review Procedures: The Committee must establish procedures and periodically assess such procedures for review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements.

(iv)                              Accounting Treatment: The Committee shall review and discuss with management and the external auditors:

(A)                               the quality of the Company’s accounting principles and financial statement presentations, including any significant accounting changes and the Company’s application or selection of accounting principles;

(B)                               any analysis prepared by management and/or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including all alternative treatments of financial information within GAAP that the external auditor has discussed with management, ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the external auditor;

(C)                               the effect of regulatory and accounting initiatives, as well as off-balance sheet structures on the financial statements of the Company; and

(D)                               any material written communications between the external auditor and the Company including any management letter or schedule of unadjusted differences.

(b)                                 Disclosure of Other Information

(i)                                     The Committee shall review:

(A)                               the types of information to be disclosed and the type of presentation to be made in connection with earnings press releases; and

(B)                               financially related press releases (paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information).

(c)                                  External Auditor

(i)                                     External auditors shall report directly to the Committee, and provide to them an annual audit plan for approval.

(ii)                                  The Committee shall:

(A)                               Make recommendations to the Board as to the selection of the firm of independent public accountants to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

(B)                               Review and approve the Company’s independent auditors’ annual engagement letter and audit plan, including the proposed fees contained therein, and make recommendations thereon to the Board;

(C)                               Review the performance of the Company’s independent auditors and make recommendations to the Board regarding the replacement or termination of the independent auditors when circumstances warrant; and

(D)                               Oversee the independence of the Company’s independent auditors by, among other things:

(1)                                 Recommending approval by the Board of the appointment, compensation and work carried out by the independent auditors, including the provision of both audit related and non-audit related services to the Company or any of its subsidiaries.

(2)                                 Requiring the independent auditors to deliver to the Committee, at least annually, a formal written statement delineating all relationships between the independent auditors and the Company and confirming their independence from the Company.

(3)                                 Actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact upon the objectivity and independence of the independent auditors and recommending that the Board take appropriate action to satisfy itself of the auditors’ independence.

(d)                                 Internal Auditor

(i)                                     Reporting: There shall be regular reporting from the internal auditor to the Committee and direct communications, without management present, with respect to specific material issues as they arise.

(ii)                                  Oversight: The Committee shall oversee management reporting on the Company’s internal controls and periodically review and approve the mandate and plan of the internal audit department.

(iii)                               Review: The Committee shall review the scope of the internal audit plan on an annual basis.

(e)                                  Financial Risks

Financial Risks: The Committee shall meet periodically with management to discuss and review the current areas of greatest financial risk and whether management is managing these effectively.

(f)                                   Planned Decisions

The Committee shall discuss and review planned decisions, including but not limited to strategic initiatives, management’s plans to access the equity and debt markets, major transactions and significant related party or other contracts or negotiations.

(g)                                  Legal and Regulatory Compliance

The Committee shall review any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with outside counsel whenever deemed appropriate. In addition, the Committee shall obtain regular updates from management and the Company’s legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required D - 6 statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.

(h)                                 Annual Budget

The Committee shall work with the Board to determine an appropriate annual budget for the Committee and its required activities, including but not limited to the compensation of the external auditors and any outside counsel or other experts retained by the committee.

7.                                      COMPLAINT PROCEDURE

The Committee shall put in place procedures to deal with:

(i)                                     the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters.

(ii)                                  the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(iii)                               The Committee shall support the auditor, when appropriate, when issues arise, and management and the auditor disagree.

8.                                      HIRING POLICIES

The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and any former external auditors of the Company.

9.                                      REVIEW AND AMENDMENTS TO CHARTER

(a)                                 By the Committee: The Committee shall review this Charter annually and recommend to the Board any amendments it considers appropriate or desirable.

(b)                                 By the Board: The Board shall review and reassess the adequacy of this Charter annually or whenever necessary and shall consider all recommendations received by it from the Committee.